ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

05008326

82-4345

RECEIVED MAY 2 0 2005 SEC MAIL PROCESSING SECTION WASH. D.C. 202

SUPPL

IR 01-480044

May 3, 2005

Division of Corporation Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Re: The Siam Commercial Bank Public Company Limited Information Furnished pursuant to Rule 12g3-2(b) under The Securities Exchange Act of 1934

Dear Sirs,

In accordance with the reporting obligations of the Siam Commercial Bank Public Company Limited to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we are pleased to enclose herewith:

Information furnished to public and filed with the SET:
1. Documents made or required to make public and filed or required to file with the SET translated into English
2. The Bank's 2004 Annual Report

Information furnished to shareholders:
3. Summaries of all press releases and materials published or distributed to shareholders translated into English

Yours sincerely,
Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Senior Vice President
Investor Relations Division

PROCESSED
MAY 2 5 2005
THOMSON FINANCIAL

5/25

Investor Relations Division, Finance Group
Tel. (66) 2 544 4222
Email: investor.relations@scb.co.th

Summaries of all press releases and materials published or distributed to shareholders translated into English. Below are lists of Information furnished to shareholders since November 2004.

Document No.	Date Published or distributed	Document
1	May 4, 2005	Notice of Increase in Registered Share Capital
2	Apr 22, 2005	Results of Conversion of Subordinated Convertible Debentures
3	Apr 4, 2005	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
4	Jan 26, 2005	Notice of Increase in Registered Capital
5	Jan 21, 2005	Notification as to the result of Conversion of Subordinated Convertible Debenture
6	Jan 5, 2005	Conversion of preferred shares of SCB into ordinary shares

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

BSCC 3-480184 May 4, 2005

Re: Notice of Increase in Registered Share Capital

To: The Shareholders

Pursuant to the issuance by Siam Commercial Bank PCL on 16 October 1998 of 7-year subordinated convertible debentures of the amount of Bt 6,000 million, maturing in 2005, which were offered to 17 categories of investors in accordance with the Office of SEC's regulation, and holders may exercise the conversion rights on the dates of 16 January, 16 April, 16 July, and 16 October each year, at a price of Bt30 per share.

For the April 18, 2005 conversion period, the debentures have been converted into 10,764,761 common shares. The Bank has registered the increase in its paid up share capital from Bt 33,590,082,170 to Bt 33,697,729,780 with the Ministry of Commerce.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

ธนาคารไทยพาณิชย์ จำกัด (มหาชน) สำนักงานใหญ่ ทะเบียนเลขที่ "บมจ.84" 9 ถนนรัชดาภิเษก แขวงจตุจักร เขตจตุจักร กรุงเทพฯ 10900 โทร. 02-777-7777
Siam Commercial Bank PCL. Head Office ; 9 Rutchadapisek Road, Jatujak, Jatujak, Bangkok 10900 Thailand Tel. 02-777-7777

- Translation -

No. Por Tor Kor Thor.39 - 480571 April 22, 2005

Subject: Results of Conversion of Subordinated Convertible Debentures

Attn: President

The Stock Exchange of Thailand

Whereas, the Siam Commercial Bank PCL, on October 16, 1998, issued and offered baht 6 billion worth of subordinated convertible debentures for a tenor of 7 years, due 2005, to investors having specific characteristics as set forth in the Announcement of the Securities and Exchange Commission No. Gor. Jor. 13/2537, whereby those investors are entitled to convert the same into ordinary stocks on January 16, April 16, July 16 and October 16 of each and every year at baht 30/ordinary stock.

Please be informed that as at April 18, 2005, debenture holders have requested debenture-into-common stock conversion of 322,943 units in total, as detailed below:

	Description	Unit
1.	Subordinated convertible debentures at first placement	6,000,000
	Converted debentures	4,743,980
	Debentures requested conversion	322,943
	Outstanding unconverted debentures	933,077
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	158,132,574
	Requested conversion - common stocks	10,764,761
	Outstanding common stocks for conversion	31,102,665
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	10,764,761

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

- Translation from Thai Text -

BSCC 3-480145

April 4, 2005

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 31, 2005 exercise date, applications for conversion were for 23,469,391 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(969,481,788)	Shares
Conversion per this exercise date (March 31, 2005)	(23,469,391)	Shares
Convertible preferred shares outstanding	1,619,164,391	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	158,132,574	Shares
Previous conversion from preferred shares	969,481,788	Shares
Conversion per this exercise date (March 31, 2005)	23,469,391	Shares
Total ordinary shares outstanding	1,739,843,826	Shares
No. of new converted shares held by **foreign** shareholders	10,008,669	Shares
No. of new converted shares held by **local** shareholders	13,460,722	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

BSCC 3-480040 January 26, 2005

Re: Notice of Increase in Registered Share Capital

To: The Shareholders

Pursuant to the issuance by Siam Commercial Bank PCL on 16 October 1998 of 7-year subordinated convertible debentures of the amount of Bt 6,000 million, maturing in 2005, which were offered to 17 categories of investors in accordance with the Office of SEC's regulation, and holders may exercise the conversion rights on the dates of 16 January, 16 April, 16 July, and 16 October each year, at a price of Bt30 per share.

For the January 17, 2005 conversion period, the debentures have been converted into 13,509,990 common shares. The Bank has registered the increase in its paid up share capital from Bt 33,454,982,270 to Bt 33,590,082,170 with the Ministry of Commerce.

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

- Translation from Thai Text -

No. Tor Thor. 31-48108 January 21, 2005

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The President

The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion on January 17, 2005 of which exercise price is Baht 30 pershare as follows:

	Description	Unit
1.	Subordinated convertible debentures at first placement	6,000,000
	Converted debentures	4,338,680
	Debentures requested conversion	405,300
	Outstanding unconverted debentures	1,256,020
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	144,622,584
	Requested conversion - common stocks	13,509,990
	Outstanding common stocks for conversion	41,867,426
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	13,509,990

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

- Translation from Thai Text -

BSCC 3-480001 January 5, 2005

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the December 30, 2004 exercise date, applications for conversion were for 7,637,851 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(961,843,937)	Shares
Conversion per this exercise date (December 30, 2004)	(7,637,851)	Shares
Convertible preferred shares outstanding	1,642,633,782	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	144,622,584	Shares
Previous conversion from preferred shares	961,843,937	Shares
Conversion per this exercise date (December 30, 2004)	7,637,851	Shares
Total ordinary shares outstanding	1,702,864,445	Shares
No. of new converted shares held by **foreign** shareholders	3,131,649	Shares
No. of new converted shares held by **local** shareholders	4,506,202	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

Lists of Translation of Affidavit
(from November 2004 to April 2005)

1. Translation of Affidavit issued on April 11, B.E. 2548 (A.D. 2005)
2. Translation of Affidavit issued on April 15, B.E. 2548 (A.D. 2005)
3. Translation of Affidavit issued on January 25, B.E. 2548 (A.D. 2005)
4. Translation of Affidavit issued on January 7, B.E. 2548 (A.D. 2005)

- Translation -

No. Sor Jor Gor. 000674 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Affidavit

This is to certify that this Company has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993).
The registered particulars as of the date of issuance of this Affidavit are as follows:

1. Name of the Company: The Siam Commercial Bank Public Company Limited

2. Directors consist of 15 persons namely:

1) Mr. Anand Panyarachun	2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham	4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat	6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai	8) Mr. Bodin Asvanich
9) Mrs. Kannikar Chalitaporn	10) Mr. Maris Samaram
11) Mr. Tiraphot Vajrabhaya	12) Mr. Pichai Chunhavajira
13) Mr. Sumate Tanthuwanit	14) Mrs. Puntip Surathin
15) Mr. Prakob Tantiyapong/	

3. Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign./

Limitation of authorization of the directors is-none-/

4. Capital: Registered capital is Baht 70,000,000,000.00/
(Seventy Billion Baht)
Paid up capital is Baht 33,590,082,170.00/
(Thirty Three Thousand Five Hundred Ninety Million Eighty Two Thousand One Hundred and Seventy Baht)

5. The address of the principal office is No. 9 Rutchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis./

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

P:\Suthang\TRANS\SCB Certificate\SCBCER2.DOC

6. The objectives of the Company consist of 9 items and are as appeared in copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

P:\Suthang\TRANS\SCB Certificate\SCBCER2.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

Sumitra Chuenchomchat

(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000674 Garuda Emblem Department of Business Development, Ministry of Commerce

Affidavit

Issued on April 11, B.E. 2548 (A.D. 2005)

Signature
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

Remarks :

1. The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993)./

2. This juristic person has already submitted Financial Statement for the year B.E. 2546 (A.D. 2003).

3. This document certifies only for the information filed and registered by the partnership/company in order to create its effectiveness pursuant to the law. Any other fact should be sought for in order to know its status.

P:\Suthang\TRANS\SCB Certificate\SCBCER2.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000674 Issued on April 11, B.E. 2548 (A.D. 2005)

This document is attached to the Affidavit. Signature (Mrs. Nilawan Kobkuachaiyapong) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Ms. Sumitra Chuenchomchat)

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat.
(Ms. Sumitra Chuenchomchat)

-Translation-

. Sor Jor Gor. 000674 Issued on April 11, B.E. 2548 (A.D. 2005)

This document is attached to the Affidavit.

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

(6) To invest in money by way of deposit, subscribe, purchase or by any other, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

(7) To provide financial support to any persons, group of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Ms. Sumitra Chuenchomchat)

P:\Suthang\TRANS\SCB Certificate\SCBCER2.DOC

-Translation-

Sor Jor Gor. 000674 Issued on April 11, B.E. 2548 (A.D. 2005)

This document is attached to the Affidavit.
-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

The Partnership and Company Registration
Garuda Emblem
Bureau of Bangkok

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 158009 22 APR 2005
BANGKOK
SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Ms. Sumitra Chuenchomchat)

ออกให้ ณ วันที่ 11 เดือน เมษายน พ.ศ. 2548

สำเนาเอกสารนี้แนบท้ายหนังสือรับรอง

(นางนิลาวรรณ กอบเกื้อชัยพงษ์)

นายทะเบียน

วัตถุประสงค์ของบริษัทมีจำนวน 9 ข้อ ดังต่อไปนี้

(9) ออกหลักทรัพย์ประเภทหุ้น หุ้นกู้ หน่วยลงทุน ใบสำคัญแสดงสิทธิที่จะซื้อหลักทรัพย์ ทุกประเภท ตั๋วเงิน หลักทรัพย์หรือตราสารประเภทอื่นใด และไม่ว่าจะมีลักษณะเป็นเช่นใด ตามที่ได้รับอนุญาต หรือตามที่กำหนดไว้หรือจะกำหนดขึ้นต่อไปโดยกฎหมายว่าด้วยบริษัทมหาชนจำกัด กฎหมายว่าด้วยหลักทรัพย์ และตลาดหลักทรัพย์ หรือกฎหมายอื่นใด เพื่อเสนอขายต่อผู้ถือหุ้น ประชาชน หรือบุคคลใด ๆ ทั้งนี้โดยมีราคา ตามมูลค่าของตราสารหรือหลักทรัพย์ที่ตั้งหรือกำหนดไว้หรือโดยการให้ส่วนลดหรือในราคาที่สูงกว่าก็ได้

No. 158010 22 APR 2005
BANGKOK

CERTIFIED TRUE COPY

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

-Translation –

Registered on April 11, B.E. 2548 (A.D. 2005)

Form Bor Mor Jor. 001

Page 1 of 1 page
Document attached to the application no.75480411-77

Garuda Emblem No.Gor 41421 (total 1 page) The copy of this document is true and identical to the copy of its original received by the Department of Business Development on April 11, B.E. 2548 (A.D. 2005), issued on April 11, B.E. 2548 (A.D. 2005) (Signature) Mrs. Nilawan Kobkuachaiyapong Registrar

Memorandum of Association

of

The Siam Commercial Bank Public Company Limited

The Memorandum of Association of the Company contains the following particulars:

Clause 1. The name of the Company is "ธนาคารไทยพาณิชย์ จำกัด (มหาชน)" and its name in English is "The Siam Commercial Bank Public Company Limited".

Clause 2. The Company intends to offer for sale its shares to the public.

Clause 3. The Company has 9 objectives as appeared in Form Bor Mor Jor. 002 attached hereto.

Clause 4.	The registered capital	70,000,000,000 Baht	(Seventy Billion Baht)
	dividing into	7,000,000,000 Shares	(Seven Billion Shares)
	at par value per share of	10 Baht	(Ten Baht)
		Categorized into	
	Ordinary share of: and	1,778,241,861 Shares	(One Thousand Seven Hundred Seventy Eight Million Two Hundred Forty One Thousand Eight Hundred and Sixty One shares)
	Preference share of:	5,221,758,139 Shares	(Five Thousand Two Hundred Twenty One Million Seven Hundred Fifty Eight Thousand One Hundred and Thirty Nine shares)

Clause 5. The principal office of the Company is located in Bangkok Metropolis.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Signature)
(Ms. Sumitra Chuenchomchat)

P:\Suthang\TRANS\SCB Certificate\SCBCER2.DOC

6. The names, dates of birth, nationalities, addresses of, and the number of shares [sub]scribed by the promoters, and their signatures are as follows:

6.1 Number of promoters___-___persons subscribing for___-___shares to be paid up in money, equivalent to___-___per cent of the registered capital.

(Signed) ________-Signature-________ Applicant
(Khunying Jada Wattanasiritham)

No. 158013 22 APR 2005
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document must primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Ms. Sumitra Chuenchomchat)

P:\Suthang\TRANS\SCB Certificate\SCBCER2.DOC

No. 158014 22 APR 2005
BANGKOK

CERTIFIED TRUE COPY

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

- *Translation* -

No. Sor Jor Gor. 000623 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Affidavit

This is to certify that this Company has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993).
The registered particulars as of the date of issuance of this Affidavit are as follows:

1. Name of the Company: The Siam Commercial Bank Public Company Limited

2. Directors consist of 15 persons namely:

1) Mr. Anand Panyarachun	2) Mr. Chirayu Isarangkun Na Ayuthaya
3) Khunying Jada Wattanasiritham	4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat	6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai	8) Mr. Bodin Asvanich
9) Mrs. Kannikar Chalitaporn	10) Mr. Maris Samaram
11) Mr. Tiraphot Vajrabhaya	12) Mr. Pichai Chunhavajira
13) Mr. Sumate Tanthuwanit	14) Mrs. Puntip Surathin
15) Mr. Prakob Tantiyapong/	

3. Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign./

Limitation of authorization of the directors is-none-/

4. Capital: Registered capital is Baht 70,000,000,000.00/
(Seventy Billion Baht)
Paid up capital is Baht 33,590,082,170.00/
(Thirty Three Thousand Five Hundred Ninety Million Eighty Two Thousand One Hundred and Seventy Baht)

5. The address of the principal office is No. 9 Rutchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis./

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

P:\Suthang\TRANS\SCB Certificate\SCBCER1.DOC

6. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat.
(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000623 Garuda Emblem Department of Business Development, Ministry of Commerce

Affidavit

Issued on April 5, B.E. 2548 (A.D. 2005)

Signature
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

Remarks :

1. The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993)./

2. This juristic person has already submitted Financial Statement for the year B.E. 2546 (A.D. 2003).

3. This document certifies only for the information filed and registered by the partnership/company in order to create its effectiveness pursuant to the law. Any other fact should be sought for in order to know its status.

P:\Suthang\TRANS\SCB Certificate\SCBCER1.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000623 Issued on April 5, B.E. 2548 (A.D. 2005)

This document is attached to the Affidavit. Signature (Mrs. Nilawan Kobkuachaiyapong) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

P:\Suthang\TRANS\SCB Certificate\SCBCER1.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat.
(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000623 Issued on April 5, B.E. 2548 (A.D. 2005)

This document is attached to the Affidavit. *-Signature-* (Mrs. Nilawan Kobkuachaiyapong) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

P:\Suthang\TRANS\SCB Certificate\SCBCER1.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

(6) To invest in money by way of deposit, subscribe, purchase or by any [other], in order to acquire any drafts, financial instruments, debt instruments, [in]strument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

(7) To provide financial support to any persons, group of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

-Translation-

No. Sor Jor Gor. 000623 Issued on April 5, B.E. 2548 (A.D. 2005)

This document is attached to the Affidavit. *-Signature-* (Mrs. Nilawan Kobkuachaiyapong) Registrar

The Partnership and Company Registration Garuda Emblem Bureau of Bangkok

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 158019 22 APR 2005
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

MINISTRY OF FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็น ผู้รับผิดชอบ [illegible] ต่อการแปลที่ผิดพลาด

P:\Suthang\TRANS\SCB Certificate\SCBCER1.DOC

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Ms. Sumitra Chuenchomchat)

สำเนาเอกสารนี้แนบท้ายหนังสือรับรอง

นางนิลาวรรณ กอบเกื้อชัยพงษ์
นายทะเบียน

วัตถุประสงค์ของบริษัทมีจำนวน 9 ข้อ ดังต่อไปนี้

(9) ออกหลักทรัพย์ประเภทหุ้น หุ้นกู้ หน่วยลงทุน ใบสำคัญแสดงสิทธิที่จะซื้อหลักทรัพย์ทุกประเภท ตั๋วเงิน หลักทรัพย์หรือตราสารประเภทอื่นใด และไม่ว่าจะมีลักษณะเป็นเช่นใด ตามที่ได้รับอนุญาตหรือตามที่กำหนดไว้หรือจะกำหนดขึ้นต่อไปโดยกฎหมายว่าด้วยบริษัทมหาชนจำกัด กฎหมายว่าด้วยหลักทรัพย์และตลาดหลักทรัพย์ หรือกฎหมายอื่นใด เพื่อเสนอขายต่อผู้ถือหุ้น ประชาชน หรือบุคคลใด ๆ ทั้งนี้โดยมีราคาตามมูลค่าของตราสารหรือหลักทรัพย์ที่ตั้งหรือกำหนดไว้หรือโดยการให้ส่วนลดหรือในราคาที่สูงกว่าก็ได้

No. 158020 22 APR 2005
BANGKOK

CERTIFIED TRUE COPY

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

-Translation –

Registered on April 5, B.E. 2548 (A.D. 2005)

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the application no.75480405-34

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 41029 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on April 5, B.E. 2548 (A.D. 2005), issued on April 5, B.E. 2548 (A.D. 2005)
(Signature)
Mrs. Nilawan Kobkuachaiyapong
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 33,590,082,170 Baht (Thirty Three Thousand Five Hundred Ninety Million Eighty Two Thousand One Hundred and Seventy Baht)

2. Total amount of shares distributed 3,359,008,217 shares (Three Thousand Three Hundred Fifty Nine Million Eight Thousand Two Hundred and Seventeen shares)

Categorized into

(a) Shares to be paid-up in money
Ordinary share 1,739,843,826 shares (One Thousand Seven Hundred Thirty Nine Million Eight Hundred Forty Three Thousand Eight Hundred and Twenty Six shares)
Preference share 1,619,164,391 shares (One Thousand Six Hundred Nineteen Million One Hundred Sixty Four Thousand Three Hundred and Ninety One shares)

(b) Shares to be paid-up other than in money
Ordinary share - share (-)
Preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)
Ordinary share - share (-)
Preference share - share (-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Sumitra Chuenchomchat
(Ms. Sumitra Chuenchomchat)

P:\Suthang\TRANS\SCB Certificate\SCBCER1.DOC

No. 158023 22 APR 2005
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the ... primarily take responsibility for err... translation./ ผู้แปลและเจ้าของเอกสารเป็น
ผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

No. 158024 22 APR 2005
BANGKOK

CERTIFIED TRUE COPY

กระทรวงการต่างประเทศ
MINISTRY OF FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

- Translation -

No. Sor Jor Gor 000148 Garuda Emblem Department of Business Development, Ministry of Commerce

Certificate

This is to certify that this company has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993).
The registered particulars are as follows:

1. Name: The Siam Commercial Bank Public Company Limited

2. Directors consist of 15 persons namely:

1) Mr. Anand Panyarachun	2) Mr. Chirayu Isarangkun Na yuthaya
3) Khunying Jada Wattanasiritham	4) M.R. Disnadda Diskul
5) Mr. Peter Seah Lim Huat	6) Mr. John William Hancock
7) Mr. Vichit Suraphongchai	8) Mr. Bodin Asvanich
9) Mrs. Kannikar Chalitaporn	10) Mr. Maris Samaram
11) Mr. Tiraphot Vajrabhaya	12) Mr. Pichai Chunhavajira
13) Mr. Sumate Tanthuwanit	14) Mrs. Puntip Surathin
15) Mr. Prakob Tantiyapong/	

3. Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign./

' Limitation of authorization of the directors is-none-/

4. Capital: Registered capital is Baht 70,000,000,000/
(Seventy Billion Baht)
Paid up capital is Baht 33,590,082,170/
(Thirty Three Thousand Five Hundred Ninety Million Eighty Two Thousand One Hundred and Seventy Baht)

5. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis./

6. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Wiboon Chotirak
(Mr. Wiboon Chotirak)

E:\WIBOON\WC48\AFFIDAVIT\SCBCER2.doc

-Translation-

No. Sor Jor Gor 000148 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Certificate

Issued on January 25, B.E. 2548 (A.D. 2005)

Signature
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

Remarks :

1. The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993)./

2. This juristic person has already submitted Financial Statement for the year B.E. 2546 (A.D. 2003).

3. This document certifies only for the information filed and registered by the partnership/company in order to create its effectiveness pursuant to the law. Any other fact should be sought for in order to know its status.

E:\WIBOON\WC48\AFFIDAVIT\SCBCER2.doc

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Wiboon Chotirak
(Mr. Wiboon Chotirak)

-Translation-

No. Sor Jor Gor 000148 Issued on January 25, B.E. 2548 (A.D. 2005)

This document is attached to the Affidavit.
Signature (Mrs. Nilawan Kobkuachaiyapong) Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Wiboon Chotirak
(Mr. Wiboon Chotirak)

where there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

E:\WIBOON\WC48\AFFIDAVI\SCBCER2.doc

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Wiboon Chotirak)

-Translation-

No. Sor Jor Gor 000148 Issued on January 25, B.E. 2548 (A.D. 2005)

This document is attached to the Affidavit.

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company' or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund organizations, or other agencies both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

E:\WIBOON\WC45\AFFIDAVIT\SCBCER2.doc

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Wiboon Chotirak
(Mr. Wiboon Chotirak)

(7) To provide financial support to any persons, group of persons, funds organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

E:\WIBOON\WC48\AFFIDAVIT\SCBCER2.doc

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Wiboon Chotirak
(Mr. Wiboon Chotirak)

-Translation-

No. Sor Jor Gor 000148 Issued on January 25, B.E. 2548 (A.D. 2005)

This document is attached to the Affidavit.

-Signature-
(Mrs. Nilawan Kobkuachaiyapong)
Registrar

The Partnership and Company Registration
Garuda Emblem
Bureau of Bangkok

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 091986 2 FEB 2005
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SUDHISARN VIBULYASEK)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารที่ ผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด"

E:\WIBOON\WC48\AFFIDAVI\SCBCER2.doc

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation

(Mr. Wiboon Chotirak)

สำเนาเอกสารนี้แนบท้ายหนังสือรับรอง
นางนิลาวรรณ กลบเกื้อชัยพรรษ์
นายทะเบียน

วัตถุประสงค์ของบริษัทมีจำนวน 9 ข้อ ดังต่อไปนี้

(9) ออกหลักทรัพย์ประเภทหุ้น หุ้นกู้ หน่วยลงทุน ใบสำคัญแสดงสิทธิที่จะซื้อหลักทรัพย์ทุกประเภท ตั๋วเงิน หลักทรัพย์หรือตราสารประเภทอื่นใด และไม่ว่าจะมีลักษณะเป็นเช่นใด ตามที่ได้รับอนุญาต หรือตามที่กำหนดไว้หรือจะกำหนดขึ้นต่อไปโดยกฎหมายว่าด้วยบริษัทมหาชนจำกัด กฎหมายว่าด้วยหลักทรัพย์และตลาดหลักทรัพย์ หรือกฎหมายอื่นใด เพื่อเสนอขายต่อผู้ถือหุ้น ประชาชน หรือบุคคลใด ๆ ทั้งนี้โดยมีราคาตามมูลค่าของตราสารหรือหลักทรัพย์ที่ตั้งหรือกำหนดไว้หรือโดยการให้ส่วนลดหรือในราคาที่สูงกว่าก็ได้

No. 091987 2 FEB 2005
BANGKOK

CERTIFIED TRUE COPY

(MR. SUDHISARN VIBULYASEK)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

-Translation -

Registered on January 25, B.E. 2548 (A.D. 2005)

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the application no.75480125-4

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 36100 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on January 25, B.E. 2548 (A.D. 2005), issued on January 25, B.E. 2548 (A.D. 2005)
(Signature)
Mrs. Nilawan Kobkuachaiyapong
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 33,590,082,170 Baht (Thirty Three Thousand Five Hundred Ninety Million Eighty Two Thousand One Hundred and Seventy Baht)

2. Total amount of shares distributed 3,359,008,217 shares (Three Thousand Three Hundred Fifty Nine Million Eight Thousand Two Hundred and Seventeen shares)

Categorized into

(a) Shares to be paid-up in money
ordinary share 1,716,374,435 shares (One Thousand Seven Hundred Sixteen Million Three Hundred Seventy Four Thousand Four Hundred and Thirty Five shares)

Preference share 1,642,633,782 shares (One Thousand Six Hundred Forty Two Million Six Hundred Thirty Three Thousand Seven Hundred and Eighty Two shares)

(b) Shares to be paid-up other than in money
Ordinary share - share (-)
Preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)
Ordinary share - share (-)
Preference share - share (-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Signature)
(Mr. Wiboon Chotirak)

E:\WIBOON\WC48\AFFIDAVIT\SCBCER2.doc

บริษัท

No. 091990 2 FEB 2005
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SUDHISARN VIBULYASEK)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

"Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด"

No. 091991 2 FEB 2005
BANGKOK

CERTIFIED TRUE COPY

(MR. SUDHISARN VIBULYASEK)
Diplomatic Officer 6
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

- Translation -

No. Sor Jor Gor 000034 | Garuda Emblem | Department of Business Development, Ministry of Commerce

Affidavit

This is to certify that this company has been registered as a juristic person under Public Limited Companies Act, Registration No. Bor Mor Jor. 84 on February 19, B.E. 2536 (A.D. 1993).
The registered particulars are as follows:

1. Name: The Siam Commercial Bank Public Company Limited

2. Directors consist of 15 persons namely:

   1) Mr. Anand Panyarachun
   2) Mr. Chirayu Isarangkun Na yuthaya
   3) Khunying Jada Wattanasiritham
   4) M.R. Disnadda Diskul
   5) Mr. Peter Seah Lim Huat
   6) Mr. John William Hancock
   7) Mr. Vichit Suraphongchai
   8) Mr. Bodin Asvanich
   9) Mrs. Kannikar Chalitaporn
   10) Mr. Maris Samaram
   11) Mr. Tiraphot Vajrabhaya
   12) Mr. Pichai Chunhavajira
   13) Mr. Sumate Tanthuwanit
   14) Mrs. Puntip Surathin
   15) Mr. Prakob Tantiyapong/

3. Name and number of the directors having been authorized to sign on behalf of the Company are Mr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, or Mr. Vichit Suraphongchai, Chairman of Executive Committee, or Khunying Jada Wattanasiritham, President and Chief Executive Officer, may solely sign or Mr. Bodin Asvanich and Mrs. Kannikar Chalitaporn may jointly sign./

   Limitation of authorization of the directors is-none-/

4. Capital: Registered capital is Baht 70,000,000,000/
   (Seventy Billion Baht)
   Paid up capital is Baht 33,454,982,270/
   (Thirty Three Thousand Four Hundred Fifty Four Million Nine Hundred Eighty Two Thousand Two Hundred and Seventy Baht)

5. The address of the principal office is No. 9 Ratchadapisek Road, Kwaeng Jatujak, Khet Jatujak, Bangkok Metropolis./

6. The objectives of the Company consist of 9 items and are as appeared in the copy annexed hereto in 3 pages which bear the signature of the Registrar and is affixed with the seal of the Department of Business Development.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Wiboon Chotirak
(Mr. Wiboon Chotirak)

\\SNLO\DATA\USRS\WIBOON\WC48\AFFIDAVI\SCBCER1.DOC

-Translation-

No. Sor Jor Gor 000034 Garuda Emblem Department of Business Development, Ministry of Commerce

Affidavit

Issued on January 7, B.E. 2548 (A.D. 2005)

Signature
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development Garuda Emblem Ministry of Commerce

Remarks :

1. The former name of this Company is "The Siam Commercial Bank, Limited", Registration No. 6. The Company registered the conversion of its status to be a public limited company on February 19, B.E. 2536 (A.D. 1993)./

2. This juristic person has already submitted Financial Statement for the year B.E. 2546 (A.D. 2003).

3. This document certifies only for the information filed and registered by the partnership/company in order to create its effectiveness pursuant to the law. Any other fact should be sought for in order to know its status.

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SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Wiboon Chotirak
(Mr. Wiboon Chotirak)

-Translation-

No. Sor Jor Gor 000034 Issued on January 7, B.E. 2548 (A.D. 2005)

This document is attached to the Affidavit.

Signature
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(1) To conduct the business of commercial banking as any other commercial banks in Thailand and elsewhere as such business is conducted and permitted by law, and to transact all matters and things in connection with the commercial banking business as follows:

(a) To receive money to be deposited or paid into a current account, fixed deposit account, savings account or any other account, or to receive money on deposit by issuing certificate of deposit or any instrument of rights with or without allowance for interest.

(b) To lend money, provide overdraft or other credit facilities by any other means or invest in money, with or without security.

(c) To purchase, sell, carry on the business of discounting, or dispose of by any means, foreign currencies, bonds, debentures, bills, letters of credit, notes, warrants, financial instruments, debt instruments, instruments or evidence of right, or any other instruments, shares, debentures, as well as all types of securities issued, executed, purchased or procured by the Company or by any other person by any means whatsoever.

(d) To provide guarantee of debts, liabilities and performances of any persons under any agreements, including issuing or receiving letters of credit or any commercial documents.

(e) To take deposit, safe-keep or manage assets and all kinds of interest by any means as well as to transact all kinds of business on behalf of persons, groups of persons, funds, organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(f) To act as an advisor and to provide advice, information service, analysis or project planning or appropriate financial investment; to act as an advisor in acquisitions, mergers, amalgamations, applications to be a registered company or registered securities in the Securities Exchange of Thailand or in any other places

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Wiboon Chotirak
(Mr. Wiboon Chotirak)

ere there is trading of securities including the operation or rendering of all kinds of services regarding financial and investment business, whether in Thailand and elsewhere.

(g) To act as the securities registrar, agent, broker, commission agent or to undertake any other duty in the trading of shares, debentures or other securities, or in any business in financial, investment and commercial transaction or otherwise.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Wiboon Chotirak
(Mr. Wiboon Chotirak)

No. Sor Jor Gor 000034 Issued on January 7, B.E. 2548 (A.D. 2005)

This document is attached to the Affidavit.

-Signature-
(Mrs. Varaporn Pansung)
Registrar

Department of Business Development
Garuda Emblem
Ministry of Commerce

The Company has 9 objectives as follows:

(h) To transact all matters and things as any commercial bank may conduct pursuant to banking customs and practice or as it shall act or be permitted to perform as may appear to be conducive to the attainment of the above objectives or any of them.

(i) To engage in the business of being broker for life and non-life insurance.

(2) To establish branches or appoint agencies to transact all matters described in Clause (1) both in Thailand and elsewhere and to act as an agent for other commercial banks in operating commercial banking business.

(3) To purchase, provide, receive, lease, purchase or hire-purchase, acquire ownership, possess, improve, use, or otherwise acquire, with respect to any asset, right and duty, for the Company's own use or for other benefits of the Company or its employees.

(4) To sell or otherwise dispose of, assign, let on lease, let on hire-purchase, or grant rights to use or make use of all types of assets, rights and duties of the Company or others, including creating any pledges, mortgages, or other encumbrances on the said assets, rights and duties as security for the obligations or for the benefit of the Company's operation.

(5) To hold shares in any private limited company or any public limited company or to engage in any business as described herein with any persons, group of persons, fund organizations, or other agencies both private and governmental, whether in Thailand or elsewhere.

(6) To invest in money by way of deposit, subscribe, purchase or by any manner, in order to acquire any drafts, financial instruments, debt instruments, instrument or evidence of right, or any other instrument, shares, debentures, investment units, or other securities.

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Wiboon Chotirak
(Mr. Wiboon Chotirak)

(7) To provide financial support to any persons, group of persons, funds organizations or other agencies, both private and governmental, whether in Thailand or elsewhere.

(8) To make payment by cash or shares of the Company in consideration of any assets or rights purchased or acquired by the Company and in the event that the payment is made by delivery of shares, the holder of such shares may or may not be entitled to the dividend or may receive the capital return either before or after other shareholders.

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SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
Wiboon Chotirak
(Mr. Wiboon Chotirak)

-Translation-

No. Sor Jor Gor 000034 Issued on January 7, B.E. 2548 (A.D. 2005)

This document is attached to the Affidavit. *-Signature-* (Mrs. Varaporn Pangsung) Registrar

The Partnership and Company Registration Garuda Emblem Bureau of Bangkok

The Company has 9 objectives as follows:

(9) To issue and offer for sale of securities in forms of shares, debentures, investment units, warrants, drafts, bills, securities or any other instruments in whatever nature, as permitted or as prescribed or to be prescribed by the laws governing public company limited, securities and securities exchange or other laws, to the existing shareholders, public or any persons, at the price equivalent to value of such instruments or securities, or at the price lower or higher than those of the prescribed value.

No. 083474 24 JAN 2005
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบแต่เบื้องต้นต่อการแปลที่ผิดพลาด

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Mr. Wiboon Chotirak)

\\SNLO\DATA\USRS\WIBOON\WC48\AFFIDAVI\SCBCER1.DOC

สำเนาเอกสารนี้แนบท้ายหนังสือรับรอง

(นางวราพร พรรณเสิงฆ์)

นายทะเบียน

วัตถุประสงค์ของบริษัทมีจำนวน 9 ข้อ ดังต่อไปนี้

(9) ออกหลักทรัพย์ประเภทหุ้น หุ้นกู้ หน่วยลงทุน ใบสำคัญแสดงสิทธิที่จะซื้อหลักทรัพย์ทุกประเภท ตั๋วเงิน หลักทรัพย์หรือตราสารประเภทอื่นใด และไม่ว่าจะมีลักษณะเป็นเช่นใด ตามที่ได้รับอนุญาต หรือตามที่กำหนดไว้หรือจะกำหนดขึ้นต่อไปโดยกฎหมายว่าด้วยบริษัทมหาชนจำกัด กฎหมายว่าด้วยหลักทรัพย์และตลาดหลักทรัพย์ หรือกฎหมายอื่นใด เพื่อเสนอขายต่อผู้ถือหุ้น ประชาชน หรือบุคคลใด ๆ ทั้งนี้โดยมีราคาตามมูลค่าของตราสารหรือหลักทรัพย์ที่ตั้งหรือกำหนดไว้หรือโดยการให้ส่วนลดหรือในราคาที่สูงกว่าก็ได้

No. 083475 24 JAN 2005

BANGKOK

CERTIFIED TRUE COPY

(MR. SARASNANT MUNGKANDI)

Legal Officer 5

Department of Consular Affairs

Ministry of Foreign Affairs of Thailand

-Translation –

Registered on January 7, B.E. 2548 (A.D. 2005)

Form Bor Mor Jor. 005

Page 1 of 1 page
Document attached to the application no.75480107-42

The Siam Commercial Bank Public Company Limited

Registration No. Bor Mor Jor. 84

Garuda Emblem
No.Gor 34885 (total 1 page)
The copy of this document is true and identical to the copy of its original received by the Department of Business Development on January 7, B.E. 2548 (A.D. 2005), issued on January 7, B.E. 2548 (A.D. 2005)
(Signature)
Mrs. Nilawan Kobkuachaiyapong
Registrar

having been registered as a public limited company and having the following particulars:

1. Paid-up capital is 33,454,982,270 Baht (Thirty Three Thousand Four Hundred Fifty Four Million Nine Hundred Eighty Two Thousand Two Hundred and Seventy Baht)

2. Total amount of shares distributed 3,345,498,227 shares (Three Thousand Three Hundred Forty Five Million Four Hundred Ninety Eight Thousand Two Hundred and Twenty Seven shares)

categorized into

(a) Shares to be paid-up in money
ordinary share 1,702,864,445 shares (One Thousand Seven Hundred Two Million Eight Hundred Sixty Four Thousand Four Hundred and Forty Five shares)

Preference share 1,642,633,782 shares (One Thousand Six Hundred Forty Two Million Six Hundred Thirty Three Thousand Seven Hundred and Eighty Two shares)

(b) Shares to be paid-up other than in money
Ordinary share - share (-)
Preference share - share (-)

(c) Shares to be paid-up other than specified in (a) and (b)
Ordinary share - share (-)
Preference share - share (-)

having details of the appraisal of the property and the payment of share's price in accordance with (b) and (c) set out in the document attached hereto totaling - page

(Signed) -Signature- Applicant
(Khunying Jada Wattanasiritham)

SIAM NITI LAW OFFICE CO., LTD.
Certified Correct Translation
(Signature)
(Mr. Wiboon Chotirak)

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No. 083480 24 JAN 2005
BANGKOK

SEEN AT THE MINISTRY OF
FOREIGN AFFAIRS

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Translator and owner of the document will primarily take responsibility for erroneous translation./ ผู้แปลและเจ้าของเอกสารเป็นผู้รับผิดชอบเบื้องต้นต่อการแปลที่ผิดพลาด

No. 083481 24 JAN 2005
BANGKOK

CERTIFIED TRUE COPY

(MR. SARASNANT MUNGKANDI)
Legal Officer 5
Department of Consular Affairs
Ministry of Foreign Affairs of Thailand

Documents made or required to make public and filed or required to file with the SET translated into English. Below are lists of Information furnished to public and filed with the SET since November 2004 to April 2005.

Document No.	Date Published or distributed	Document
1	Apr 22, 2005	Results of Conversion of Subordinated Convertible Debentures
2	Apr 19, 2005	Press Release of Q1/2005 operating result
3	Apr 18, 2005	SCB has invested in Siam Commercial New York Life Insurance Public Company Limited "SCNYL"
4	Apr 12, 2005	SCB Securities Co.,Ltd. has invested in SCB Quant Asset Management Co.,Ltd.
5	Apr 5, 2005	SCB Securities Co., Ltd has sold 1,500,000 shares in Hunters Asset Management Co.,Ltd.
6	Apr 5, 2005	Notification of the Resolutions of the Annual General Meeting of Shareholders of the Siam Commercial Bank PCL No. 182
7	Apr 4, 2005	Conversion of preferred shares of Siam Commercial Bank into ordinary shares
8	Mar 31, 2005	Investment in Siam Commercial New York Life Insurance Public Company Limited "SCNYL"
9	Mar 21, 2005	Summary Statement of Assets and Liabilities As of February 28, 2005
10	Mar 7, 2005	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares
11	Feb 28, 2005	The Re-election of the Audit Committee
12	Feb 24, 2005	Dividend Payment and Schedule for the Annual General Meeting of Shareholders
13	Feb 24, 2005	Press Release of 2004 operating results and dividend payment
14	Feb 24, 2005	Management Discussion and Analysis for quarter 4/2004 and the year ended December 31,2004
15	Feb 21, 2005	Summary Statement of Assets and Liabilities As of January 31,2005
16	Feb 10, 2005	Result of our tender offer for securities of SPL
17	Jan 31, 2005	Report of Preliminary Result of Tender Offer (Form 247-6-b)
18	Jan 21, 2005	Notification as to the result of Conversion of Subordinated Convertible Debenture
19	Jan 20, 2005	Summary Statement of Assets and Liabilities As of December 30,2004
20	Jan 19, 2005	Press Release of operating results for 2004

Document No.	Date Published or distributed	Document
21	Jan 11, 2005	Sale of shares of Siam Medicare Company Limited
22	Jan 5, 2005	Conversion of preferred shares of SCB into ordinary shares
23	Jan 4, 2005	SCB's divestment in ordinary shares of Nawarat Patanakarn PCL.,
24	Dec 29, 2004	SCB's Investment in ordinary shares of SCB Training Centre Co., Ltd. As part of the Company's debt restructuring plan
25	Dec 27, 2004	Submission of the Copy of Tender Offer for all securities of Siam Panich Leasing PCL. (Form 247-4)
26	Dec 23, 2004	Statement of Intention for Tender Offer
27	Dec 23, 2004	SCB's divestment in Supapirom as SUPA has been dissolved
28	Dec 21, 2004	Summary Statement of Assets and Liabilities As of November 30, 2004
29	Dec 20, 2004	Exercising warrants into ordinary shares of SPL
30	Dec 7, 2004	Conversion date of preferred shares of Siam Commercial Bank into ordinary shares
31	Nov 19, 2004	Summary Statement of Assets and Liabilities As of October 31, 2004

- Translation -

No. Por Tor Kor Thor.39 - 480571 April 22, 2005

Subject: Results of Conversion of Subordinated Convertible Debentures

Attn: President

The Stock Exchange of Thailand

Whereas, the Siam Commercial Bank PCL, on October 16, 1998, issued and offered baht 6 billion worth of subordinated convertible debentures for a tenor of 7 years, due 2005, to investors having specific characteristics as set forth in the Announcement of the Securities and Exchange Commission No. Gor. Jor. 13/2537, whereby those investors are entitled to convert the same into ordinary stocks on January 16, April 16, July 16 and October 16 of each and every year at baht 30/ordinary stock.

Please be informed that as at April 18, 2005, debenture holders have requested debenture-into-common stock conversion of 322,943 units in total, as detailed below:

	Description	Unit
1.	Subordinated convertible debentures at first placement	6,000,000
	Converted debentures	4,743,980
	Debentures requested conversion	322,943
	Outstanding unconverted debentures	933,077
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	158,132,574
	Requested conversion - common stocks	10,764,761
	Outstanding common stocks for conversion	31,102,665
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	10,764,761

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

The Siam Commercial Bank Public Company Limited
9 Rutchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Investor Relations Division Tel. +66 2 544-4222
E-mail: investor.relations@scb.co.th
Website: www.scb.co.th

Date: April 19, 2005

The Siam Commercial Bank PCL announces the unreviewed operation results for the first quarter of 2005.

The Siam Commercial Bank PCL announces the preliminary results of operation for the first quarter of 2005. Net profit was Baht 4,938 million, an increase of Baht 1,814 million or 58.0% from last quarter as operating income grew consistently on the back of improvement in net interest income and fee income, while loan loss reserve declined by Baht 2,800 million. Gain on investment decreased from Baht 2,396 million last quarter to Baht 475 million this quarter.

Comparing to the corresponding period last year, net profit before extraordinary items (excluding gain on investment) increased by Baht 1,240 million, from Baht 3,223 million to Baht 4,463 million, an increase of 38.5%. If including gain on investment, net profit decreased by Baht 1,920 million, as the Bank booked high investment gain of Baht 3,635 million in the first quarter of last year.

Khunying Jada Wattanasiritham, President & Chief Executive Officer said:

"In this quarter, core operating performance maintained the growth momentum, well in line with the target, both from interest and non-interest income. Fee from bancassurance, in particular, continued the sharp growth while interest and dividend income expanded on the back of across-all-sectors loan growth and a certain amount of dividend. As a result, net interest margin widened consistently ".

Khunying Jada added; *"NPLs at the end of this quarter were 12.9% of total loans, a slight decrease from 13.1% at the end of 2004. The Bank will continue to expedite NPLs reduction as per our set target."* As at March 31, 2005, the Bank reported non-performing loans (NPLs) of Baht 74,874 million and loan loss reserve of Baht 61,143 million, which led to the high coverage ratio of 81.7%.

Dr. Vichit Suraphongchai, Chairman of the Executive Committee added that:

"We confirm our aim to be Thailand's Premier Universal Bank through strong growth in our core businesses by utilizing our strong capital base, providing high-quality service for highest customer satisfaction and offering extensive lines of products & services to capture opportunity in untapped markets. The strategy has delivered satisfactory results, indicating success towards the aforesaid goal.'

Significant items of operating results for the first quarter of 2005:

The financial figures in this report are based on amount in Baht.

1. Net interest and dividend income

Net interest and dividend income in this quarter was Baht 5,955 million, up by 0.7% qoq and 25.5% yoy.

(Million Baht)

	1Q05	4Q04	% qoq	1Q04	% yoy
Interest and Dividend Income	7,420	7,395	0.3%	6,262	18.5%
- Loans	5,793	6,299	-8.0%	4,606	25.8%
- Interbank and money market	411	274	49.7%	262	56.8%
- Investments	1,216	822	47.9%	1,395	-12.8%
Interest Expenses	1,464	1,481	-1.2%	1,518	-3.5%
Net Interest and Dividend Income	5,955	5,914	0.7%	4,745	25.5%
Net Interest Margin*	3.13%	3.12%		2.53%	

* Calculations based on average outstanding of 2 quarters

Interest on loans were Baht 5,793 million, decreased by Baht 505 million qoq, mainly due to the booking of Baht 450 million interest income from restructured loans last quarter. Interest income from interbank and money market increased by Baht 136 million from additional loans granted to interbank and money market. Interest and dividend income from investment increased by Baht 394 million from the previous quarter, mainly due to dividend received from Vayupak Fund.

Interest expenses decreased by Baht 17 million or 1.2% qoq to Baht 1,464 million as deposit cost declined by Baht 24 million from the shift from fixed to savings deposits.

With higher interest income and lower cost of fund, net interest margin (NIM) improved slightly to 3.13% from 3.12% in the previous quarter.

2. Non-interest income

Non-interest income from core businesses was Baht 3,154 million, an increase of Baht 616 million or 24.3% qoq, which was attributed to the following items:

- Fee & service income increased by 15.8% qoq mainly from the growth in bancassurance business.
- Gain on exchange increased by Baht 77 million from increase in business transactions.
- Other income was up by Baht 215 million mainly from gain on sale of foreclosed properties.

(Million Baht)

	1Q05	4Q04	% qoq	1Q04	% yoy
Fee and service income	2,378	2,054	15.8%	1,807	31.6%
- Acceptances, aval and guarantees	181	141	29.0%	162	11.7%
- Others	2,197	1,913	14.8%	1,644	33.6%
Gain on exchange	408	331	23.3%	534	-23.7%
Other income	368	153	140.5%	18	1980.9%
Total Operating Income	3,154	2,537	24.3%	2,358	33.7%
Gain/loss from investments	475	2,396	-80.2%	3,635	-86.9%
Income from equity interest in subsidiaries/associated companies	384	276	39.3%	525	-26.9%
Total Non-Interest Income	4,013	5,209	-23.0%	6,518	-38.4%

Income from subsidiaries as associated companies increased by Baht 108 million from the previous quarter to Baht 384 million, from better performance of subsidiaries and associated companies. In this quarter, gain on investment was Baht 475 million, a decline of Baht 1,921 million from Baht 2,396 million in the previous quarter. Consequently, total non-interest income decreased by Baht 1,196 million to Baht 4,013 million.

Compared to the corresponding period last year, non-interest income dropped by Baht 2,505 million. While operating income increased by Baht 796 million (fee and service income increased by Baht 572 million, other income was up by Baht 350 million and gain on exchange declined by Baht 126 million), income from subsidiaries & associated companies was down by Baht 141 million and gain on investment dropped by Baht 3,160 million.

3. Non-interest expenses

Non-interest expenses in this quarter were Baht 4,730 million, a slight decline by 3.1% qoq from Baht 4,882 million.

- Personnel expenses decreased by Baht 248 million or 12.5% qoq, mainly due to Baht 670 million of provision for employee retirement booked last quarter while Baht 360 million of extra bonus was accrued in this quarter as well as annual salary adjustment.
- Premises and equipment expenses increased by Baht 68 million or 7.3% mainly from branch expansion.
- Taxes and duty expenses were down by Baht 26 million.
- Fee and service expenses increased by Baht 66 million in line with rising transactions.

(Million Baht)

	1Q05	4Q04	% qoq	1Q04	% yoy
Personnel expenses	1,729	1,977	-12.5%	1,427	21.2%
Premises and equipment expenses	1,010	941	7.3%	739	36.7%
Taxes and duties	315	340	-7.5%	270	16.6%
Fee and service expenses	543	477	13.8%	430	26.1%
Directors' remuneration	18	10	83.7%	10	74.6%
Contribution to the FIDF	629	616	2.0%	614	2.5%
Other expenses	488	521	-6.4%	316	54.6%
Total Non-Interest Expenses	4,730	4,882	-3.1%	3,805	24.3%
Operating Cost to Income Ratio	**51.9%**	**57.8%**		**53.6%**	

Compared to the first quarter last year, non-interest expenses increased by Baht 925 million mainly from increases in personnel expenses (Baht 302 million), premise and equipment expenses (Baht 271 million), fee and service expenses (Baht 112 million), and other expenses (Baht 172 million).

Operating cost to income ratio in this quarter was 51.9%, a significant decrease from 57.8% in the previous quarter because operating income increased significantly, from both interest & dividend income and fee income, while operating expenses declined. Compared to the first quarter of last year, operating cost to income declined slightly from 53.6% because income growth outpaced the increase in expenses.

4. Loan loss provision

In this quarter, the Bank set aside Baht 300 million as a general reserve in accordance with the Bank's policy to maintain general provision to normal loans at 2%. As at March 31, 2005, loan loss provision amounted to Baht 61,143 million, representing the loan loss coverage ratio of 81.7%, a slight decrease from 83.0% at end of last year.

Balance sheet as at March 31, 2005

1. Loans and Deposits

As at March 31, 2005, total loans outstanding before allowance for doubtful accounts were Baht 571,666 million, an increase of Baht 16,216 million or 2.9% from Baht 555,450 million at end of last year.

From 2004 year-end, good loans expanded by Baht 17,817 million or 3.8% while loans under Special Assets Group dropped by Baht 1,601 million, or 1.8%.

Loan growth was broad-based. Retail loan growth was consistently strong, up Baht 8,574 million or 5.5% from end of last year. Corporate loans expanded by Baht 7,809 million or 3.7%, while SME loans increased by Baht 1,434 million or 1.5% from end of 2004.

(Million Baht)

	31 Mar 05	31 Dec 04	% qoq	31 Mar 04	% yoy
Good Bank	485,311	467,494	3.8%	414,996	16.9%
- Corporate	221,433	213,624	3.7%	206,934	7.0%
- SME	99,463	98,029	1.5%	83,816	18.7%
- Retail	164,415	155,841	5.5%	124,006	32.6%
- Others	-	-	-	240	NA
Bad Bank	86,355	87,956	-1.8%	110,231	-21.7%
Total Loans	571,666	555,450	2.9%	525,227	8.8%
Total Deposit	643,084	624,718	2.9%	623,120	3.2%
Gross Loans to Deposits Ratio	88.9%	88.9%		84.3%	
Net Loans (after loan loss provision) to Deposits ratio	79.4%	79.1%		72.8%	

As at March 31, 2005, deposits stood at Baht 643,084 million, up Baht 18,366 million or 2.9% from Baht 624,718 million at end of 2004. The increase was mainly from increase in current deposit (up by 4.4%) and savings deposit (up by 9.6%), while fixed deposit declined by 4.7%.

Net loans (after loan loss provision) to deposits ratio as at March 31, 2005 was 79.4%, a marginal increase from 79.1% at end of last year.

2. Investments

Investments totaled Baht 136,739 million, an increase of 4.6% from end of 2004 as the Bank made additional investment in short-term debt instruments.

(Million Baht)

	31 Mar 05	31 Dec 04	% qoq	31 Mar 04	% yoy
Investments					
- Short-term investment-net	37,631	30,123	24.9%	38,207	-1.5%
- Long-term investment-net	80,401	81,939	-1.9%	92,650	-13.2%
- Investment in subsidiaries and associated companies-net	18,708	18,706	0.0%	17,746	5.4%
Total Investments-net	136,739	130,769	4.6%	148,603	-8.0%

3. Borrowings

Borrowings stood at Baht 15,972 million, a decrease of Baht 238 million or 1.5% from end of 2004 due to a conversion of convertible debenture into common shares.

When compared to the first quarter of last year, borrowing declined by Baht 3,055 million from the maturity of JPY subordinated notes amounting to Baht 1,851 million in November 2004, and the conversion of Baht 1,310 million in subordinated convertible bonds (issued to domestic investors) into ordinary shares (from quarter 2/2004 to quarter 1/2005).

4. Shareholders' equity

As at March 31, 2005, shareholders' equity stood at Baht 86,732 million, increased by Baht 4,699 million mainly from profit for the period of Baht 4,938 million. Book value per share as at March 31, 2005 was Baht 25.82 (ordinary and preferred shares at March 31, 2005 totaled 3,359 million shares).

Total Capital Funds

Total capital funds (tier 1 and tier 2) at March 31, 2005 were Baht 84,563 million or approximately 14.7% of total risk assets, of which about 11.1% or Baht 63,779 million was tier 1 capital (excluding net profit from third quarter of 2004 to this quarter totaled 11,700 million).

Non-Performing Loans (NPLs)

As at March 31, 2005, non-performing loans (NPLs) according to the Bank of Thailand's definition were Baht 74,874 million, or 12.9%, declined from 13.1% at the end of last year.

(Million Baht)

	March 31, 2005		December 31, 2004	
	Amount	Allowance for classified loans	Amount	Allowance for classified loans
Classified loans and Allowance for Doubtful Accounts				
Normal	492,529	6,364	481,305	6,511
Special Mention	14,207	118	9,086	71
Substandard	8,386	800	5,838	504
Doubtful	5,136	2,062	5,458	2,375
Doubtful Loss	61,352	32,196	62,651	32,196
Total	581,610	41,540	564,338	41,657
General and Specific Allowance		19,778		19,959
Total Allowance		61,318		61,616
Non-performing Loans (Substandard and lower)	74,874		73,947	
% of Total Loans (including loan to finance institution)	12.9%		13.1%	

Remark: Non-performing Loans (NPLs) are loans classified as substandard and lower, including loans to financial institution but excluding accrued interest receivable and other assets

EQI 480184

April 18, 2005

The President of the Stock Exchange of Thailand

SCB would like to inform SET that SCB has invested in Siam Commercial New York Life Insurance Public Company Limited "SCNYL" as follows:

Transaction Date	:	April 12, 2005
Involved Parties	:	PMCC (THAILAND) LIMITED
Relationship of the Parties	:	No relationship
Transaction Assets	:	Ordinary shares of SCNYL
Objective	:	Long-term Investment
Type of Business	:	Life-insurance
Registered Capital	:	Baht 800 MM (Paid-up Capital Baht 665 MM)
Type of Transaction	:	SCB bought ordinary shares of SCNYL from PMCC (THAILAND) LIMITED
Price (Baht /Share)	:	31.05 baht/share
Number of Shares	:	14,737,335 shares
Total value of transaction	:	Baht 457,594,251.75
Percentage of Shareholding	:	Upon the completion of this transaction, SCB's stake in SCNYL has increased from 25.17% (16,737,681 ordinary shares) to 47.33% (31,475,016 ordinary shares) of the company's paid-up capital
Anticipated Benefit	:	Dividend
Transaction Size	:	0.08% of SCB's net tangible assets; hence, it does not fall under the SET's rule on the acquisition and disposal of assets or rules on the connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division.

EQ 480186

April 12, 2005

The President of the Stock Exchange of Thailand

SCB would like to inform you that SCB Securities Co., Ltd. (99.99% owned by the Siam Commercial Bank Pcl.) has invested in SCB Quant Asset Management Co., Ltd.

Transaction Date	: 11 April 2005
Transaction Asset	: Ordinary shares of SCB Quant Asset Management Co., Ltd.
Objective	: For long term investment
Type of Business	: Asset Management Company
Registered Capital	: 50,000,000.00 Baht divided into 5,000,000 ordinary shares at par value of 10.00 Baht/share
Paid-up Capital	: 25,000,000.00 Baht divided into 5,000,000 ordinary shares at paid-up value of 5.00 Baht/share
Number of shares	: 4,999,993 ordinary shares
Price	: 5.00 Baht per share (paid-up 50% of the par value 10.00 Baht/share)
Value of Transaction	: 24,999,965 Baht
Percentage of shares	: 99.99986% of paid-up capital
Size of Transaction	: 0.00327% of SCB's total assets, hence it does not come under SET rule on acquisition or disposal of assets and SET rule on connected transaction

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division : Tel (02) 544-2301-4

EQ 480180

April 5, 2005

The President of the Stock Exchange of Thailand

SCB would like to inform you that SCB Securities Co., Ltd. (99.99% owned by the Siam Commercial Bank Pcl.) has sold 1,500,000 shares in Hunters Asset Management Co., Ltd.

Transaction Date	: 1 April 2005
Transaction Asset	: Ordinary shares of Hunters Asset Management Co., Ltd.
Objective	: To divest investment in Hunters Asset Management Co., Ltd.
Type of Business	: Asset Management Company
Registered Capital	: 30,000,000.00 Baht divided into 3,000,000 ordinary shares at par value of 10.00 Baht/share
Paid-up Capital	: 25,000,000.00 Baht divided into ;

- Fully paid-up of 2,000,000 ordinary shares and
- 50% paid-up of 1,000,000 ordinary shares

Number of shares sold	: 1,500,000 ordinary shares
Selling Price	: At 7.66 Baht per share for the 1,000,000 fully paid-up shares and 3.83 Baht per share for the 500,000 50% paid-up shares.
Value of Transaction	: 9,575,000 Baht
Percentage of shares	: After the aforesaid Transaction, SCB Securities Co.,Ltd is no longer a shareholder of Hunters Asset Management Co., Ltd.
Size of Transaction	: 0.0112% of SCB's net tangible assets, hence it does not come under SET rule on acquisition or disposal of assets and SET rule on connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division : Tel (02) 544-2301-4

- Translation -

BSCC. 480019 5 April 2005

The President

The Stock Exchange of Thailand

Re: Notification of the Resolutions of the Annual General Meeting of Shareholders of The Siam Commercial Bank PCL No. 182

Dear Sir,

The Annual General Meeting of Shareholders of The Siam Commercial Bank PCL, held on Tuesday, 5 April 2005 beginning at 10.00 a.m., has passed the following resolutions:

1. It was resolved by an unanimous vote to adopt the Minutes of the Annual General Meeting of Shareholders No.181, dated 8 April 2004.
2. The Board of Directors' report on year 2004 operations was informed.
3. It was resolved by a majority vote to approve the financial statements for the year ended 31 December 2004 which have been audited and certified by the auditor.
4. It was resolved by an unanimous vote to approve the allocation of profits and dividend payment as follows:
   (1) Appropriation as a legal reserve fund at the rate of 5 percent of the net profit equivalent to Baht 924 Million in total; and
   (2) Dividend payment to shareholders holding preferred shares and ordinary shares at the rate of Baht 2.00 per share. The share register book will be closed suspending any transfer of shares to determine and identify the right to receive dividend payment from 12.00 noon of 20 April 2005 and the dividend will be paid on 28 April 2005.
5. It was resolved by a majority vote to approve the allocation of directors' bonus at the rate of 0.5 percent of dividend and to authorize the Board to decide the details to which such bonus will be allocated among the directors.
6. It was resolved by a majority vote to re-elect the directors retired by rotation namely:
   (1) Khunying Jada Wattanasiritham
   (2) M.R. Disnadda Diskul
   (3) Mr. John William Hancock
   (4) Mr. Chirayu Isarangkun Na Ayuthaya
   (5) Mr. Vichit Suraphongchai

7. It was resolved by a majority of more than 3 quarters vote to approve the issuance of debentures and/or subordinated debentures and/or short-term debentures and/or other types of debentures in the amount not exceeding Baht 40,000 million or equivalent in other currencies.
8. It was resolved by a majority vote to appoint Deloitte Touche Tohmatsu Jaiyos Co.,Ltd. by Dr. Suphamit Techamontrikul License No. 3356 or Mr. Niti Jeungnijnirun License No. 3809 or Mr. Permsak Jerajakwattana License No. 3427 as the Bank's auditors for the year 2005 and to fix the auditing fee and other expenses at Baht 10.2 Million, consisting of Baht 7.3 Million for auditing the Bank's accounts and Baht 2.9 Million for auditing the accounts of the Bank's foreign branches.
9. It was resolved by a majority of more than 3 quarters vote to approve the amendment to Clause 4 of the Bank's Memorandum of Association in line with the conversion of convertible preferred shares into ordinary shares in the amount of 233,169,500 shares in year 2004, which would be amended to read as follow:

"Clause 4	The registered capital	Baht 70,000,000,000	(Seventy Thousand Million Baht)
	Divided into	7,000,000,000 shares	(Seven Thousand Million Shares)
	Par value per share	Baht 10	(Ten Baht)
	Consisting of : Ordinary shares	1,778,241,861 shares	(One Thousand Seven Hundred Seventy Eight Million Two Hundred Forty One Thousand Eight Hundred and Sixty One shares)
	Preferred shares	5,221,758,139 shares	(Five Thousand Two Hundred Twenty One Million Seven Hundred Fixty Eight Thousand One Hundred and Thirty Nine shares)"

Please be informed accordingly.

Yours sincerely,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)

President

- Translation from Thai Text -

BSCC 3-480145 April 4, 2005

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the March 31, 2005 exercise date, applications for conversion were for 23,469,391 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(969,481,788)	Shares
Conversion per this exercise date (March 31, 2005)	(23,469,391)	Shares
Convertible preferred shares outstanding	1,619,164,391	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	158,132,574	Shares
Previous conversion from preferred shares	969,481,788	Shares
Conversion per this exercise date (March 31, 2005)	23,469,391	Shares
Total ordinary shares outstanding	1,739,843,826	Shares
No. of new converted shares held by **foreign** shareholders	10,008,669	Shares
No. of new converted shares held by **local** shareholders	13,460,722	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

EQI 480170

April 1, 2005

The President of the Stock Exchange of Thailand

SCB would like to inform SET that SCB has invested in Siam Commercial New York Life Insurance Public Company Limited "SCNYL" as follows:

Transaction Date	:	March 31, 2005
Involves Parties	:	Siam Commercial New York Life Insurance Pcl. "SCNYL"
Relationship of the Parties	:	SCB formerly held 12,500,000 ordinary shares of SCNYL or equivalent to 25.00% of the company's registered and paid-up capital
Transaction Assets	:	Newly registered ordinary shares of SCNYL
Objective	:	Long-term Investment
Type of Business	:	Life-insurance
Previous Registered Capital	:	Baht 500 MM
New Registered Capital	:	Baht 800 MM (Paid-up Capital Baht 665 MM)
Type of Transaction	:	SCB invested in newly registered shares of SCNYL
Price (Baht /Share)	:	10.00 baht/Share (at par value)
Number of Shares	:	4,237,681 shares
Total value of transaction	:	Baht 42,376,810.00
Percentage of Shareholding	:	Upon the completion of this transaction, SCB holds 16,737,681 ordinary shares of SCNYL, being 25.17% of the company's paid-up capital.
Anticipated Benefit	:	Dividend
Transaction Size	:	0.10% of SCB's net tangible assets; hence, it does not fall under the SET's rule on the acquisition and disposal of assets or rules on the connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division.

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of February 28, 2005

Assets	Baht	Liabilities	Baht
Cash	17,530,384,346.22	Deposits	647,081,204,661.60
Interbank and money market items	85,169,906,546.45	Interbank and money market items	21,989,161,428.33
Securities purchased under resale agreements	6,000,000,000.00	Liabilities payable on demand	3,558,084,137.61
Investments in securities, net	129,754,353,799.17	Securities sold under repurchase agreements	-
(with obligations Baht 11,113,750,000.00)		Borrowings	15,797,410,196.40
Credit advances (net of allowance for doubtful accounts)	502,789,199,096.68	Bank's liabilities under acceptances	421,789,254.33
Accrued interest receivables	1,303,943,474.06	Other liabilities	15,638,236,365.05
Properties foreclosed	12,132,222,125.27	**Total Liabilities**	**704,485,886,043.32**
Customers' liabilities under acceptances	421,789,254.33	**Shareholders' Equity**	
Premises and equipment, net	21,821,164,657.81	Paid-up share capital	
Other assets	13,834,856,639.68	(registered share capital Baht 70,000,000,000.00)	33,590,082,170.00
		Reserves and net profit after appropriation	30,189,101,929.58
		Other reserves and profit and loss account	22,492,749,796.77
		Total Shareholders' Equity	**86,271,933,896.35**
Total Assets	**790,757,819,939.67**	**Total Liabilities and Shareholders' Equity**	**790,757,819,939.67**
Customers' liabilities under unmatured bills	4,474,747,029.52	Bank's liabilities under unmatured bills	4,474,747,029.52
Total	**795,232,566,969.19**	**Total**	**795,232,566,969.19**

	Baht
Non-Performing Loans As of 31 December 2004 (Quarterly)	73,947,217,000.00
(13.10 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 December 2004 (Quarterly)	41,988,471,000.00
Actual allowance for doubtful accounts	61,558,449,264.65
Loans to related parties	7,681,946,632.76
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	7,076,532,641.48
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	85,684,068,013.50
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	3,374,199,582.43
Total liabilities	3,013,718.58
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,978,521,529.48
Letters of credit	11,969,708,866.49

[1] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

- TRANSLATION FROM THAI TEXT -

BSCC 3-480086 March 7, 2005

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred shares are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on March 31, 2005 is as follows:

Conversion Notice March 16 – 30, 2005

Exercise Date March 31, 2005

Exercise Procedure

(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(3) Documents required to be delivered for conversion are:

1. form of conversion notice as prescribed by the Bank;
2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

/ 3. in case

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

- Translation -

BSCC. 480014 28 February 2005

The President

The Stock Exchange of Thailand

Re: The Re-election of the Audit Committee

Dear Sir,

The Board of Directors, at its Meeting no.2/2005, dated 24 February 2005, considered the re-election of the Audit Committee and concurred with the proposal from the Nomination and Corporate Governance Committee to re-elect current members of the Audit Committee to continue their office for next 2 years. Their term of office will end at 5 April 2005. Members of the Audit Committee are as follows:

1. Mr. Maris Samaram	Chairman of the Audit Committee
2. Mr. Tiraphot Vajrabhaya	Member of the Audit Committee
3. Mr. Pichai Chunhavajira	Member of the Audit Committee

Please be informed accordingly.

Yours sincerely,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)

President

- Translation -

BCC. 480011 24 February 2005

The President

The Stock Exchange of Thailand

Re: Dividend Payment and Schedule for the Annual General Meeting of Shareholders

Dear Sir,

At its Meeting No. 2/2005 held on 24 February 2005, the Board of Directors of the Siam Commercial Bank PCL passed the following resolutions:

1. The Board of Directors passed a resolution to recommend the Shareholders to approve the dividend payment for shareholders holding preferred shares and ordinary shares at the rate of Baht 2.00 per share whereby the closing date of the share register book suspending any transfer of shares to determine and identify the right to receive dividend payment be commenced from 12.00 hours of 20 April 2005 and the dividend payment be paid on 28 April 2005.

2. The Annual General Meeting of Shareholders No. 182 will be held on 5 April 2005 at 10.00 a.m. at Mahisorn Hall, Siam Commercial Bank, Head Office, 9 Rutchadapisek Road, Jatujak, Bangkok to consider the following agenda:-
   (1) To consider and approve the Minutes of the Annual General Meeting of the Shareholders No. 181 held on 8 April 2004.
   (2) To inform the Annual Report prepared by the Board of Directors for the financial year 2004.
   (3) To consider and approve the financial statements for the financial year 2004 ending 31 December 2004.

The Board of Directors passed a resolution to recommend the Shareholders that the financial statements for the financial year 2004 ending 31 December 2004 which have already been audited and certified by the auditors of the Bank should be approved.

   (4) To consider and approve the allocation of profits and dividend payment.

The Board of Directors passed a resolution to recommend the Shareholders that the allocation of profits for the financial year 2004 in the amount of Baht 18,489 million and the dividend payment should be approved as follows:

1. appropriating as a legal reserved fund at the rate of 5 percent of the net profit equivalent to Baht 924 million in total; and

2. paying dividends to shareholders holding preferred shares and ordinary shares at the rate of Baht 2.00 per share whereby the closing date of the share register book suspending any transfer of shares to determine and identify the right to receive dividend payment be commenced from 12.00 hours of 20 April 2005 and the dividend payment be paid on 28 April 2005.

(5) To consider and approve for the directors' bonus and to inform the directors' for the remuneration of directors for Year 2005.

The Board endorsed the recommendation proposed by the Compensation Committee that directors' bonus should be allocated in the manner consistent with the dividend payment to the shareholders. The Board played crucial roles in the Bank's governance and policy determination, leading to the attainment of Baht 18,489 million in net profit in the year 2004. Accordingly, it is proposed that the directors' bonus should be allocated at the rate of 0.5 percent of dividend and that the Board should be authorized to decide the details to which such bonus will be allocated among the directors.

In addition, in order to conform with good governance principles, it is proposed for the shareholders' inform that the remuneration for the directors and members of the board committees for the year 2005 will be equal to the rate of remuneration for the year 2004.

(6) To consider and elect the directors in replacement of those retired by rotation.

The Board (by not counting the directors who have interest) endorsed the Nomination and Corporate Governance Committee's proposal that the 5 directors retired by rotation in the financial year 2005 namely (1) Khunying Jada Wattanasiritham (2) M.R. Disnadda Diskul (3) Mr. John William Hancock (4) Mr. Chirayu Isarangkun Na Ayuthaya and (5) Mr. Vichit Suraphongchai should be re-elected to continue their office.

(7) To consider and approve the issuance of debentures and/or subordinated debentures and/or short-term debentures and/or other types of debentures in the amount not exceeding Baht 40,000 million or equivalent in other currencies.

The Board endorsed the recommendation proposed by the Management and had passed a resolution to propose the issuance of debentures and/or subordinated debentures and/or other types of debentures in the amount not exceeding Baht 40,000 million or equivalent in other currencies to the shareholders for their consideration and approval, the details of which are as follows:

Type	:	All types of debentures. (short–term debentures and/or subordinated or unsubordinated debentures and/or with or without debentures holders representative and/or secured or unsecured debentures)
Currency	:	Thai Baht and/or any other foreign currency.
Amount	:	Not exceeding Baht 40,000 Million or equivalent in any other foreign currency.
Offering for Sale	:	Offering for sale in Thailand and/or overseas to specific investors and/or institutional investors in accordance with the SEC's notification and/or to general public and/or existing shareholders, all of which may be issued and offered for sale within one time or several times as the Bank may deem appropriate.
Other	:	The Board of Directors and/or persons designated by the Board of Directors are

Conditions	authorized to prescribe other details of the debentures; such as, type, collateral, currency, amount, duration, denomination value, issuing price, coupon rate, redemption rights, duration of the program and/or to set forth amount of revolving fund in case of short-term debentures, method and duration for issuance and offer for sale, as well as to prescribe any criteria, condition, and details or to perform any acts and things in connection thereto as it may deem appropriate, all of which pursuant to the applicable laws, rules and regulations.

(8) To consider and appoint the auditors and fix the auditing fee.

The Board endorsed the Audit Committee's recommendation that the appointment of Dr. Suphamit Techamontrikul License No. 3356 or Mr. Niti Jeungnijnirun License No. 3809 or Mr. Permsak Jerajakwattana License No. 3427, each of which from Deloitte Touche Tohmatsu Jaiyos Co., Ltd. to be the auditor of the Bank for the financial year 2005 should be approved and that the auditing fee and other fees should be fixed in the amount of Baht 10.2 million in total, consisting of Baht 7.3 million for auditing the Bank's accounts and Baht 2.9 million for auditing the accounts of the Bank's foreign branches.

(9) To consider and approve the amendment to Clause 4 of the Bank's Memorandum of Association.

The Board of Directors passed a resolution that the amendment to Clause 4 of the Bank's Memorandum of Association should be approved in order for it to be in line with conversion of preferred shares into ordinary shares in the amount of 233,169,500 shares in year 2004, which would be amended to read as follows:

"Clause 4	The registered capital	Baht 70,000,000,000	(Seventy Thousand Million Baht)
	Divided into	7,000,000,000 shares	(Seven Thousand Million shares)
	At par value per share of	Baht 10	(Ten Baht)
	Consisting of: Ordinary shares	1,778,241,861 shares	(One Thousand Seven Hundred Seventy Eight Million Two Hundred Forty One Thousand Eight Hundred and Sixty One shares)
	and		
	Preferred shares	5,221,758,139 shares	(Five Thousand Two Hundred Twenty One Million Seven Hundred Fifty Eight Thousand One Hundred and Thirty Nine Shares)"

(10) To consider any other business (if any).

3. The closing date of Shareholder's register for determining the right to attend the Annual General Meeting of Shareholders No. 182 is from 16 March 2005 at 12.00 hours until the Annual General Meeting of Shareholders is concluded.

The agenda for the Agenda General Meeting of Shareholders No. 182 and the Board recommendations will be sent to the shareholders with in early March 2005 primarily. Notice of the Meeting and the Annual Report will be sent after the closing of the shareholder register on 16 March 2005 for the right to attend the shareholder meeting.

Please be informed accordingly.

Yours sincerely,

The Siam Commercial Bank PCL

(Khunying Jada Wattanasiritham)

President

February 24, 2005

The Siam Commercial Bank PCL announces the audited operation results for the year ended 2004 and dividend payment.

The Siam Commercial Bank PCL announces the audited operation results for year ended 2004. Net profit was a record high at Baht 18,489 million, a 48.4% increase from Baht 12,460 million a year earlier. The audited operation results remained the same as the preliminary results released on January 19, 2005. However, the Bank has made additional write-off at the amount of Baht 8,422 million, resulting in Baht 555,450 million loans at the end of 2004, up 9.7% year-on-year. Non-performing loans declined to Baht 73,947 million or 13.1% of total loans.

Dr. Chirayu Isarangkun Na Ayuthaya, Chairman of the Board of Directors, said after the board meeting on February 24, 2005:

"In view of Baht 18,489 million net profit the Bank has made in 2004 and the current high level of capital funds which reflects financial stability, the Board of Directors will propose the Shareholders' Meeting in April to pay higher dividend payment from previous year of Baht 2.0 per share, or a dividend payout ratio of 36% which is equal to last year's ratio. The Board believes that the shareholders will be satisfied with this dividend payment rate."

The Siam Commercial Bank is the first private commercial bank to pay dividend after the economic crisis. Dividend payment in 2004 was Baht 1.40 per share from 2003 net profit of Baht 12,460 million. This year, the Share Registration Book will be closed for Shareholders' Meeting participation and receipt of dividend on March 16, 2005 and April 20, 2005, respectively.

Khunying Jada Wattanasiritham, President and CEO, commented that:

"The Audited results remained unchanged from the preliminary results. However, the Bank has made additional write-off at the amount of Baht 8,422 million and at the same time classified certain loans expected to be restructured in 2005 into NPL so as to maintain tax privilege. NPL dropped to Baht 73,947 million or 13.1% of total loans, as a result. Loan loss coverage ratio remained at a high level of 83%."

The Royal Decree No. 433, dated January 26, 2005, the Notification of the Director-General of the Revenue Department and the Order of the Revenue Department, dated February 4, 2005, extend tax exemption to debtors and banks for transactions arising from debt restructuring during 2005-2006, provided that such debtors must be classified as NPLs prior to January 1, 2005.

Major items in the audited consolidated financial statements in 2004 are as follows:

Consolidated net profit for 2004 was Baht 18,489 million. Income and expenses showed similar trend as in the Bank-only results. Net interest and dividend income increased by Baht 1,687 million or 8.6% and non-interest income rose by Baht 10,386 million or 90.8%, largely due to investment gains and fee and service income. Non-interest expenses surged by Baht 3,241 million or 20.5% on account of higher personnel expenses, premises and equipment expenses and fee and service expenses.

As at December 31, 2004, total consolidated assets stood at Baht 764,894 million (December 2003: Baht 746,838 million), while consolidated liabilities were Baht 681,795 million (December 2003: Baht 670,180 million). Total shareholders' equity was Baht 83,099 million (December 2003: Baht 76,659 million).

1

1

The Siam Commercial Bank Public Company Limited
9 Rutchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Investor Relations Division Tel. +66 2 544-4222
E-mail: investor.relations@scb.co.th
Website: www.scb.co.th

Management Discussion and Analysis

For quarter 4/2004 and the year ended December 31, 2004

The Siam Commercial Bank Public Company Limited

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

The Siam Commercial Bank Public Company Limited
9 Ruchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Tel. +66 2 544-1111, +66 2 937-7777
Website: www.scb.co.th

Investor Relations Division Email: investor.relations@scb.co.th
Tel. +66 2 544-4222

Reuter: SCB.BK, SCBf.BK, SCB_p.BK
Bloomberg: SCB TH, SCB/F TB, SCB/P TB, SCB/Q TB

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Management Discussion and Analysis

For quarter 4/2004 and the year ended December 31, 2004

This report discusses principal changes in the audited consolidated financial statements for quarter 4/2004 and the year ended December 31, 2004.

Operating Results

For the year ended December 31, 2004, net profit increased significantly to Baht 18,489 million, an increase of Baht 6,029 million or 48.4% from Baht 12,460 million last year, driven by the increase in non-interest income including fee & service income, income from subsidiaries and gains on investment.

2004 net profit was a record high at Bt18,489mn.

(Consolidated)	2004 (Bt, million)	2003 (Bt, million)	% yoy
Net profit	**18,489**	**12,460**	**48.4%**
Gain on investment	8,257	318	2,496.5%
Bad debt and doubtful accounts	5,130	2,455	109.0%
Pre-provision profit excluding gain on investment	15,362	14,597	5.2%

Net Interest and Dividend Income

Net interest and dividend income improved to Baht 21,226 million, up Baht 1,687 million (8.6% yoy) from Baht 19,539 million last year due to a sharp decline in interest expenses. In the fourth quarter of 2004, the Bank earned Baht 5,970 million in net interest and dividend income, an increase of Baht 675 million qoq and Baht 680 million yoy, respectively.

(Consolidated)	2004 (Bt, million)	2003 (Bt, million)	% yoy
Total interest and dividend income	27,278	27,999	-2.6%
Interest on loans	21,840	21,636	0.9%
Interest on interbank and money market items	1,024	1,033	-0.9%
Investments	4,413	5,330	-17.2%
Total interest expenses	6,052	8,460	-28.5%
Net interest and dividend income	21,226	19,539	8.6%
Net Interest Margin (NIM)	**2.85%**	**2.72%**	

Interest on loans rose Baht 204 million yoy to Baht 21,840 million, mainly due to loan expansion, whilst interest and dividend income from investment decreased by Baht 916 million yoy to Baht 4,413 million due to the reduction in the bond investment portfolio.

Interest expenses were Baht 6,052 million, a decrease of Baht 2,408 million, or 28.5% from last year as deposit cost declined by Baht 2,098 million or 29.9% from lower interest rates during the first half of last year and the shift from fixed rate deposits to savings deposits as a result of the Bank's proactive strategy on Business Cash Management. In addition, interest from short-term and long-term borrowings declined by Baht 261 million due to the redemption of USD subordinated convertible bond amounting to Baht 3,810 million and JPY subordinated note amounting to Baht 1,851 million in January and November, respectively, as well as the conversion of baht-

denominated subordinated convertible bonds (issued in 1998 to domestic investors) amounting to Baht 2,112 million during the year.

Higher interest and dividend income plus lower cost of fund improved net interest margin (NIM) from 2.72% in the previous year to 2.85% in 2004. In 4Q04, net interest margin widened to 3.14% from 2.76% in the previous quarter from normal loans and special interest income from restructured loans of Baht 450 million. Excluding this extra item, NIM for the quarter would be 2.91%.

NIM was 2.85% in 2004, increased from 2.72% last year.

Non-interest Income

Non-interest income was Baht 21,823 million, up Baht 10,386 million from last year. The main driver was investment gain which increased from Baht 318 million in 2003 to Baht 8,257 million this year in accordance with the Bank's policy to divest non-core businesses. Operating non-interest income rose by 20% to Baht 12,812 million.

Non-NII almost doubled to Bt21,823mn in 2004 to Bt21,823mn.

Operating non-NII up

Besides higher investment gain, fee and service income increased markedly by Baht 1,971 million to Baht 8,424 million or 30.6% yoy on growth in Bancassurance, card business, and Business Cash Management. Income from subsidiaries increased by Baht 313 million to Baht 753 million, mainly from profit sharing from one associated company which the Bank started to recognize this year.

Gain on exchange was Baht 1,492 million, a decline of Baht 424 million compared to a year earlier due to expenses on interest rate contracts. Other income rose by Baht 585 million from gain on disposal of assets and foreclosed properties.

For the fourth quarter of 2004, the Bank recorded Baht 2,547 million investment gains from sales of non-core businesses, compared with a loss of Baht 16 million in the previous quarter. Non-interest income in 4Q04 increased to Baht 6,121 million from Baht 3,504 million last quarter.

(Consolidated)	2004 (Bt, million)	2003 (Bt, million)	% yoy
Fees and service income	8,424	6,453	30.6%
Acceptances, avals, and guarantees	*708*	*669*	*5.8%*
Others	*7,716*	*5,784*	*33.4%*
Gain on exchanges	1,492	1,916	-22.1%
Other income	2,896	2,310	25.3%
Operating Income	12,812	10,679	20.0%
Gain on investment	8,257	318	2,499.0%
Income from equity interest in subsidiaries and/or associated companies	753	440	71.2%
Total non-interest income	**21,823**	**11,437**	**90.8%**

Non-interest Expenses

Non-interest expenses in 2004 increased to Baht 19,014 million, up by 20.5% from Baht 15,774 million last year. Principal items are listed as follows:

Non-interest expenses increased by 20.5% mainly due to personnel expenses, premises & equipment expenses, and promotional expenses.

: Personnel expenses increased by Baht 1,717 million from last year to Baht 7,043 million, due to provision for employee retirement, extra bonus, training costs and higher workforce.

: Premise and equipment expenses increased by Baht 793 million from last year to Baht 4,278 million mainly from the branch redesign and network expansion across the country.

: Taxes and duties decreased slightly from the previous year to Baht 1,220 million.

: Fee and service expenses stood at Baht 1,588 million, an increase of 21.5% according to business volume.

: Directors' remuneration increased to Baht 83 million, up by 30.3% due to bonus payment in accordance with resolution of the Annual Shareholders' Meeting.

: Other expenses were Baht 2,332 million, up by Baht 754 million from Baht 1,578 million last year, mostly on business promotion campaigns.

(Consolidated)	2004 (Bt, million)	2003 (Bt, million)	% yoy
Personnel expenses	7,043	5,326	32.2%
Premises and equipment expenses	4,278	3,485	22.8%
Taxes and duties	1,220	1,268	-3.8%
Fees and service expenses	1,588	1,308	21.5%
Directors' remuneration	83	63	30.3%
Contributions to the FIDF	2,470	2,355	4.9%
Reserve for selling expense of property foreclosed	0	390	-100.0%
Other expenses	2,332	1,578	47.7%
Total non-interest expenses	**19,014**	**15,774**	**20.5%**
Operating Cost to Income Ratio	**55.9%**	**50.6%**	

For 4Q04, non-interest expenses increased by Baht 1,260 million to Baht 5,704 million due to increases of Baht 916 million in personnel expenses, Baht 175 million in other expenses, Baht 95 million in fee and service expenses, Baht 43 million in premise and equipment expenses and Baht 31 million in taxes and duties.

Operating cost to income ratio in 2004 rose to 55.9% from 50.6% last year because increased operating costs were more than increased income. The ratio for 4Q04 was 60.7%, up from 52.0% in the previous quarter due mainly to the provision for employee retirement in the last quarter.

Loan Loss Provision

Additional provision in 2004 was Baht 5,130 million, of which Baht 3,174 million was booked in 4Q04. Additional provision was set in accordance with the Bank of Thailand's guideline that requires banks to provide more provision for past dues of more than 24 months against which lawsuits are not filed. This is in line with the Bank's policy for certain NPLs under debt restructuring. In addition, further general provision was set according to the target to set aside general provision equal to 2% of performing loans.

Financial Status

Assets

Total assets as at December 31, 2004 were Baht 764,894 million, an increase of Baht 18,056 million, or 2.4% from the end of 2003.

Total assets increased by 2.4% from end of 2003. Loan growth was 9.3%.

: Gross loans were Baht 559,923 million, up Baht 47,532 million or 9.3% from the end of 2003.

: Interbank & money market item was Baht 58,437 million, a decrease of Baht 636 million or 1.1% from the end of 2003.

: Securities purchased under resale agreements were Baht 9,000 million, a decline from Baht 42,100 million at the end of 2003 as a result of liquidity management.

: Net investment was Baht 126,330 million, a decrease of Baht 17,618 million from end 2003 owing to the redemption of government bond amounting to Baht 25,075 million (while SCB invested Baht 10,688 million in Vayupak fund) and the Bank's policy on investment.

Liabilities

As at December 31, 2004, total liabilities were Baht 681,795 million, an increase of Baht 11,616 million (1.7%) from the end of 2003.

Consolidated liabilities were up by 1.7% from end of 2003 due to deposits rise while borrowing declined continuously.

: Deposits totaled Baht 630,161 million, up Baht 17,290 million or 2.8% from end 2003. However, when compared to 3Q04, deposits decreased by Baht 20,772 million or 3.2%. This was mostly attributed to a rise in short-term deposits (savings and current accounts) as a result of the Bank's proactive strategy in Business Cash Management.

: Borrowings were Baht 16,601 million, a decline of Baht 7,833 million from end 2003 from the maturity of USD subordinated convertible bond amounting to Baht 3,810 million in January 2004, JPY subordinated note amounting to Baht 1,851 million in November, and the conversion of Baht 2,112 million in unsecured subordinated convertible bonds (issued to domestic investors) into ordinary shares during the year.

Shareholder's Equity

Shareholder's equity totaled Baht 83,099 million, rising by Baht 6,440 million or 8.4% from the end of last year. Principal items are listed as follows:

Shareholders equity increased by 8.4% from end of last year, mainly due to profit for the period, warrant exercise and conversion of subordinated convertible bonds.

: Baht 18,489 million increase from profits for the year.

: Baht 6,448 million increase from conversion of subordinated convertible bonds and the warrant exercise.

: Baht 13,910 million decrease from smaller surplus on investment revaluation due to sales of investment and decline in stock values in line with market conditions.

: Baht 4,487 million decrease from dividend payment in April.

Book value per share (BVPS) at end December 2004 rose to Baht 24.84 (ordinary and preferred shares at end of December 2004 totaled 3,345 million shares) from Baht 24.65 at end 3Q04 and Baht 24.24 at end 2003.

Book value per share increased to Baht 24.84 at end of December 2004.

Off Balance Sheet: Contingencies

As at December 31, 2004, the Bank and subsidiaries had combined contingencies of Baht 716,365 million, up 38.9% or Baht 200,668 million from end 2003. The increase was driven by larger liabilities under unmatured import bills, letters of credit, and other contingencies in line with better economic activities, particularly international trade transactions. Additionally, the Bank provided interest rate and exchange rate risk management services to customers.

(Consolidated)	Dec 31, 04 (Bt, million)	Dec 31, 03 (Bt, million)	% yoy
Aval to bills and buarantees of loans	3,648	3,943	-7.5%
Liability under unmatured import bills	4,107	2,387	72.1%
Letter of credit	9,827	8,242	19.2%
Other contingencies	698,783	501,125	39.4%
Total contingencies	**716,365**	**515,697**	**38.9%**

Loans and Deposits

Consolidated gross loans at end December 2004 were Baht 559,923 million, a growth of 9.3%. Gross loans at the Bank only totaled Baht 555,450 million or 99.2% of total loans on the consolidated basis.

Loan expansion was broad-based, a growth of 9.3%.

Loans on Bank-only account at end 2004 increased by Baht 49,157 million or 9.7% from end 2003 to Baht 555,450 million.

From end 2003, good loans expanded by Baht 73,881 million or 18.8%. Loans from Special Assets Group dropped by Baht 24,724 million or 21.9% from end 2003.

Loan growth was broad-based. Retail loan growth was still robust, up Baht 39,121 million or 33.5% from the end of last year. Corporate loans increased by Baht 16,110 million or 8.2% while SME loans increased by Baht 18,650 million or 23.5%.

Retail loan continued its robust growth, similar to corporate and SME loans.

(Bank only)	Dec 31, 04 (Bt, million)	Dec 31, 03 (Bt, million)	% yoy
Good Bank	467,494	393,613	18.8%
- Corporate	213,624	197,514	8.2%
- SME	98,029	79,379	23.5%
- Retail	155,841	116,720	33.5%
Bad Bank	87,956	112,680	-21.9%
Total loans	**555,450**	**506,293**	**9.7%**

By sector, housing loans (consolidated basis) recorded the highest growth rate at 37.7% from end 2003, followed by manufacturing and commercial loans (10.4%). Other loan types showed a declining trend due to greater loan repayment than new loan expansion.

(Consolidated)	Dec 31, 04 (Bt, million)	Dec 31, 03 (Bt, million)	% yoy
Agriculture and mining	9,931	10,895	-8.8%
Manufacturing and commercial	215,699	195,449	10.4%
Real estate and construction	60,607	63,794	-5.0%
Utilities and services	82,267	91,747	-10.3%
Housing loans	156,391	113,570	37.7%
Others	35,028	36,936	-5.2%
Total loans	**559,923**	**512,391**	**9.3%**

Deposits at end 2004 stood at Baht 630,161 million (consolidated basis), up Baht 17,290 million or 2.8% from end 2003. In 4Q04, deposits decreased by Baht 20,772 million or 3.2% from the previous quarter, due mainly to the Bank's proactive strategy in Business Cash Management service which underpinned the expansion of the Bank's short-term deposit base. Demand and savings deposits increased by 1.8% and 13.8%, respectively from the end of last year while long-term deposits decreased by 7.2%. As a result, the proportion of demand and savings deposits increased from 50.3% at end 2003 to 55.1% at end 2004.

Deposits up by 2.8% mainly from savings deposits.

(Consolidated)	Dec 31, 04 (Bt, million)	Dec 31, 03 (Bt, million)	% yoy
Demand	27,340	26,845	1.8%
Savings	319,994	281,156	13.8%
Fixed			
- Less than 6 months	197,789	212,613	-7.0%
- 6 months and up to 1 year	18,362	19,385	-5.3%
- Over 1 year	66,676	72,872	-8.5%
Total deposits	**630,161**	**612,871**	**2.8%**

Loans to Deposits Ratio

Loans to deposits ratio (consolidated basis) was up slightly from 83.6% at end 2003 to 88.9% at end 2004 because loan growth outpaced deposit growth.

Net LD ratio improved to 78.7%.

Net loans to deposits ratio increased to 78.7% at end 2004 from 71.4% at the end of 2003.

(Consolidated)	Dec 31, 04	Dec 31, 03
Loans to deposits ratio	88.9%	83.6%
Net loan to deposit ratio	78.7%	71.4%

Non-performing Loans and Loan Loss Provisions *(Bank only)*

Non-performing loans

As at December 31, 2004, non-performing loans (NPLs) or loans in substandard classification and lower according to the Bank of Thailand's definition were Baht 73,947 million, or 13.1% of total loans, a decline from Baht 89,769 million (17.5% of total loans) at the end of last year mainly from loan written-off.

NPLs were down to Bt 73,947 million or 13.1% of total loans.

(Bank only)		Dec 31, 04	Dec 31, 03
Non-performing loans (NPLs)	Bt, million	73,947	89,769
	% of total loans	13.1%	17.5%
Problem classified loans (PCLs)	Bt, million	74,111	90,138
	% of total loans	13.3%	17.7%
Allowance per BoT's requirement, for doubtful accounts and revaluation of debt restructuring	Bt, million	41,581	53,267
Total allowance, for doubtful accounts and revaluation of debt restructuring	Bt, million	61,411	71,361
	% of NPLs	83.0%	80.2%
	% of Allowance per BoT's requirement	147.6%	135.1%

Allowance for doubtful account

The Bank's policy is to set aside general reserve with an ultimate target to reach 2% of performing loans. Given the 2% accomplishment at end 2004, provision for 2005 will be for new loans only.

As at December 31, 2004, the Bank's allowance for doubtful accounts and revaluation allowance for restructured debt totaled Baht 61,411 million. In the year 2004, the Bank set aside provision of Baht 4,900 million partly for general provision. Additional provision was set in accordance with the Bank of Thailand's guideline that requires banks to provide more provision for past dues of more than 24 months against which lawsuits are not filed, The Bank had written off Baht 15,727 million of bad debts in 2004.

The coverage ratio of loan loss provision to non-performing loans was 83.0%, an increase from 80.2% in 2003. Compared to the Bank of Thailand's requirement, the Bank had excess loan loss provision at 47.6%, or Baht 19,830 million.

Troubled Debt Restructuring

The Bank has implemented various methods of debt restructuring including transfers of assets and equity securities, changes in repayment condition, and combinations thereof.

In 2004, loans amounting to Baht 13,272 million were restructured. As at December 31, 2004, outstanding loans to restructured debtors (including accrued interest) in the consolidated financial statements were Baht 83,288 million, a decrease from Baht 106,361 million at end 2003. For the Bank's financial statements, outstanding loans to restructured debtors were Baht 81,680 million, a decrease from Baht 103,768 million at end 2003.

The Bank recognized interest income in the amount of Baht 3,926 million, representing an annualized yield for the year 2004 of 4.1%.

(Consolidated)		2004	2003	% yoy
Loans to the restructured debtors	Bt, million	83,288	106,361	-21.7%
Trouble debts restructuring in the period	Bt, million	13,272	18,671	-28.9%
Interest income recognized in the statement of income	Bt, million	3,926	5,310	-26.1%
Yield from restructured debts (annualized)	% of average outstanding	**4.1%**	**4.3%**	

Statutory Capital *(Bank only)*

The Bank's capital funds (Tier 1 and Tier-2 capital) as of December 31, 2004 were Baht 85,516 milllion, or approximately 15.4% of risk weighted assets (RWA), of which Baht 63,374 million, or 11.4% was Tier 1 capital.

The Bank's capital funds were solid at 15.4% of RWA, of which tier 1 capital was 11.4%.

Capital funds increased by Baht 18,774 million from Baht 66,742 million at end of December 2004 mostly from profit for the year.

		Estimated Capital Included interim items*	Statutory Capital		
(Bank only)		Dec 31, 04	Dec 31, 04	Dec 31, 03	% yoy
Tier-1 Capital	Bt, million	70,135	63,374	37,057	71.0%
	% of RWA	12.7	11.4	7.1	
Tier-2 Capital	Bt, million	22,142	22,142	29,685	-25.5%
	% of RWA	4.0	4.0	5.8	
Total Capital	Bt, million	92,277	85,516	66,742	28.1%
	% of RWA	16.7	15.4	12.9	
Risk Weighted Asset	Bt, million	553,848	553,848	518,919	6.7%

Liquidity

Excess liquidity still prevailed in the financial markets and at the Bank as loan demand was not strong enough to absorb excess liquidity. However, the Bank's loan growth outpaced deposit growth for the year 2004. Consequently, the Bank's loan-to-deposit ratio increased slightly from 83.6% in 2003 to 88.9% this year.

The Bank's policy on liquidity management is to arrange sources of funds at an acceptable cost. The Bank has set up an Assets and Liabilities Management Committee to formulate policy on liquidity management. Also, the Bank has followed the Bank of Thailand's requirement on liquid assets which states that banks must maintain liquid assets equal to at least 6% of total deposits. At least 1% must be in deposits with the Bank of Thailand, while inter-bank deposits must not exceed 2.5%.

Sources and Uses of Funds

In 2004, SCB's major source of funds was deposits at 82.4%. Other sources of funds included shareholders' equity, borrowing by issuing debt instruments and inter-bank borrowings. The Bank managed to reduce its proportion of fixed deposits (high deposit rates), while savings and current deposits (low deposit rates) increased, resulting in a lower cost of funding.

For 2004, 73.4% of these funds were used for net loans and accrued interest, while another 16.5% were applied for investments. Meanwhile, inter-bank and money market items, followed by securities purchase under resale agreements, made up the remaining 7.6% and 1.2%, respectively.

Classification of Loans and Deposits by Maturity

(Consolidated)	Dec 30, 04		Dec 30, 03		% yoy
	Amount (Bt, million)	% Share of Total	Amount (Bt, million)	% Share of Total	
Loans					
- Less than 1 year	245,353	43.8%	246,848	48.2%	-0.61%
- Over 1 year	314,570	56.2%	265,543	51.8%	18.46%
Total loans	559,923	100.0%	512,391	100.0%	9.28%
Deposits					
- Less than 1 year	601,511	95.5%	585,241	95.5%	2.78%
- Over 1 year	28,650	4.5%	27,630	4.5%	3.69%
Total Deposits	630,161	100.0%	612,871	100.0%	2.82%

As seen in the above table, though deposits with more than 1 year maturity were less than loans with more than 1 year maturity, this reflects the normal situation at Thai commercial banks since depositors normally roll-over their deposits when they fall due. The problem of maturity mismatch is therefore viewed as an acceptable business risk.

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Revised

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of January 31, 2005

Assets	Baht	Liabilities	Baht
Cash	18,216,379,725.25	Deposits	638,542,310,131.93
Interbank and money market items	70,673,003,217.02	Interbank and money market items	20,165,110,562.18
Securities purchased under resale agreements	8,000,000,000.00	Liabilities payable on demand	3,002,449,135.82
Investments in securities, net	132,839,327,654.13	Securities sold under repurchase agreements	-
(with obligations Baht 11,113,750,000.00)		Borrowings	15,720,764,305.36
Credit advances (net of allowance for doubtful accounts)	496,306,865,771.42	Bank's liabilities under acceptances	386,809,881.98
Accrued interest receivables	1,356,290,570.58	Other liabilities	14,157,893,632.84
Properties foreclosed	12,192,344,511.21	**Total Liabilities**	**691,975,337,650.11**
Customers' liabilities under acceptances	386,809,881.98	**Shareholders' Equity**	
Premises and equipment, net	21,717,005,855.71	Paid-up share capital	
Other assets	15,570,180,946.25	(registered share capital Baht 70,000,000,000.00)	33,590,082,170.00
		Reserves and net profit after appropriation	30,189,101,929.58
		Other reserves and profit and loss account	21,503,686,383.86
		Total Shareholders' Equity	**85,282,870,483.44**
Total Assets	**777,258,208,133.55**	**Total Liabilities and Shareholders' Equity**	**777,258,208,133.55**
Customers' liabilities under unmatured bills	4,155,581,147.32	Bank's liabilities under unmatured bills	4,155,581,147.32
Total	**781,413,789,280.87**	**Total**	**781,413,789,280.87**

	Baht
Non-Performing Loans As of 31 December 2004 (Quarterly)	73,947,217,000.00
(13.10 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 December 2004 (Quarterly)	41,988,471,000.00
Actual allowance for doubtful accounts	61,536,871,577.95
Loans to related parties	7,474,152,219.44
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	7,042,793,459.55
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	85,583,986,453.72
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	3,648,916,820.75
Total liabilities	2,903,338.17
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,542,565,811.58
Letters of credit	10,488,884,708.07

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

EQ 480092

February 10, 2005

Subject : Report of the result of purchase of securities (Form 256-2)

To : The President of The Stock Exchange of Thailand

Reference is made to the Tender Offer document (Form 247 – 4) of Siam Commercial Bank Pcl. (SCB) for the securities of the Siam Panich Leasing Pcl. (SPL) which was submitted to the Office of Securities and Exchange Commission (SEC) with a copy sent to The Stock Exchange of Thailand (SET) on December 27, 2004.

SCB would like to submit to the SET the report of a result of purchase of securities (Form 256-2) that has been submitted to the SEC.

Yours sincerely,
Siam Commercial Bank Public Company Limited

(Mr. Veerathai Santiprabhob)
SVP, Head of Equity Investment Division

Form 256-2

(Sor Jor 6/2546)

(TRANSLATION)

Tender Offer Report

February 10, 2005

To: Secretary General, The Office of the Securities and Exchange Commission

We, Siam Commercial Bank Public Company Limited, report the result of our tender offer for securities of Siam Panich Leasing Public Company Limited ("SPL") as follows:

1. Shares

Name	Type of Securities	Number of Securities	% of Shares compared to the total paid-up share of SPL	% of Shares compared to the Total Voting Rights of SPL
Number of shares held before Tender Offer I. Tender Offeror	Ordinary Shares	60,136,561	27.97	27.97
II. Persons in the same group as the Tender Offeror		-		
III. Persons falling under Section 258 of the persons in I and II		-		
Amount of tendered shares		154,845,611	72.03	72.03
Number of shares offered for sale		500,050	0.23	0.23
Number of shares purchased		500,050	0.23	0.23

2 Convertible Securities

Name	Type of Securities	Number of Securities	% of Shares compared to the total paid-up share of SPL	% of Shares compared to the Total Voting Rights of SPL
I. Tender Offeror		-		
II. Persons in the same group as the Tender Offeror		-		
III. Persons falling under Section 258 of the persons in I and II		-		

3. Number of securities held by the Offeror after purchasing the tendered securities, including those held by the person (s) within the same group of the Offeror, the person prescribed under Section 258 of the Offeror and the person(s) within the same group of the Offeror.

3.1 Shares

Name	Type of Securities	Number of Securities	% of Shares compared to the total paid-up share of SPL	% of Shares compared to the Total Voting Rights of SPL
Number of shares held before Tender Offer I. Tender Offeror	Ordinary Shares	60,636,611	28.21	28.21
II. Persons in the same group as the Tender Offeror		-		
III. Persons falling under Section 258 of the persons in I and II		-		

3.2 Convertible Securities

Name	Type of Securities	Number of Securities	% of Shares compared to the total paid-up share of SPL	% of Shares compared to the Total Voting Rights of SPL
I. Tender Offeror		-		
II. Persons in the same group as the Tender Offeror		-		
III. Persons falling under Section 258 of the persons in I and II		-		

Siam Commercial Bank Public Company Limited

Khunying Jada Wattanasiritham

(Khunying Jada Wattanasiritham)

Tender Offeror

EQ 480077

January 31, 2005

Subject : Report of Preliminary Result of Tender Offer (Form 247–6–b)

To : The President of The Stock Exchange of Thailand

Reference is made to the Tender Offer document (Form 247 – 4) of Siam Commercial Bank Pcl. (SCB) for the securities of the Siam Panich Leasing Pcl. (SPL) which was submitted to the Office of Securities and Exchange Commission (SEC) with a copy sent to The Stock Exchange of Thailand (SET) on December 27, 2004.

SCB would like to submit to The SET the Report of Preliminary Result of Tender Offer (Form 247-6-b) for the securities of SPL that has been submitted to SEC.

Yours sincerely,
Siam Commercial Bank Public Company Limited

(Mr. Veerathai Santiprabhob)
SVP, Head of Equity Investment Division

Form 247-6-b

(Sor Jor 6/2546)

(TRANSLATION)

Report of Preliminary Result of Tender Offer

1. Filing Date

   January 31, 2005

2. Securities Offered to Purchase

   Siam Panich Leasing Public Company Limited ("SPL")

3. Name of the Tender Offeror

   Siam Commercial Bank Public Company Limited ("SCB")

4. Name of the Tender Offer Preparer

   SCB Securities Company Limited

5. The Tender Offer Period

   Total of 25 business days from December 30, 2004 to February 4, 2005, both days inclusive

6. Number and Percentage of Securities Held Before Making Tender Offer and Number Percentage of Securities Offered for Sale up to January 28, 2005

6.1 Shares

Name	Type of Securities	Number of Securities	% of Shares compared to the total paid-up share of SPL	% of Shares compared to the Total Voting Rights of SPL
I. Tender Offeror	Ordinary Shares	60,136,561	27.97	27.97
II. Persons in the same group as the Tender Offeror		-		
1.		-		
2.		-		
III. Persons falling under Section 258 of the persons in I and II		-		
1.		-		
2.		-		
IV. Other Agreements		-		
Number of shares offered for sale		-		
Total shares		-		
	Total	60,136,561	27.97	27.97

6.2 Convertible Securities

Name	Type of Securities	Number of Securities	% of Shares compared to the total paid-up share of SPL	% of Shares compared to the Total Voting Rights of SPL
I. Tender Offeror		-		
II. Persons in the same group as the Tender Offeror		-		
1.		-		
2.		-		
III. Persons falling under Section 258 of the persons in I and II		-		
1.		-		
2.		-		
IV. Other Agreements		-		
Number of shares offered for sale		-		
Total shares		-		
	Total	-		

We hereby certify that the above mentioned statement is correct and accurate and that there is no information contained herein that may lead other persons to misunderstanding in any material respect and no concealment is made of any material information.

(Khunying Jada Wattanasiritham)

Siam Commercial Bank Public Company Limited

Person making the Statement of Intention for Tender Offer

- Translation from Thai Text -

No. Tor Thor. 31-48108 January 21, 2005

Subject: Notification as to the result of Conversion of Subordinated Convertible Debenture

To: The President

The Stock Exchange of Thailand

Pursuant to the issuance of the Bank's Baht 6 Billion subordinated convertible debentures on 16th October 1998 with a tenor of 7 years maturing 2005 offered to investors having been characterized or classified as described in the 17 types of investors under the Announcement of the Securities and Exchange Commission, the Bank would like to notify the result of conversion on January 17, 2005 of which exercise price is Baht 30 pershare as follows:

	Description	Unit
1.	Subordinated convertible debentures at first placement	6,000,000
	Converted debentures	4,338,680
	Debentures requested conversion	405,300
	Outstanding unconverted debentures	1,256,020
2.	Common stocks accommodated conversion	200,000,000
	Converted - common stocks	144,622,584
	Requested conversion - common stocks	13,509,990
	Outstanding common stocks for conversion	41,867,426
3.	Debenture-converted-common stocks in this exercise held by Foreign investors	-
	Debenture-converted-common stocks in this exercise held by Thai investors	13,509,990

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Revised

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of December 31, 2004

Assets	Baht	Liabilities	Baht
Cash	19,326,876,382.59	Deposits	624,718,235,966.23
Interbank and money market items	53,599,788,390.04	Interbank and money market items	14,968,085,832.84
Securities purchased under resale agreements	9,000,000,000.00	Liabilities payable on demand	3,246,196,684.12
Investments in securities, net	130,768,555,782.48	Securities sold under repurchase agreements	-
(with obligations Baht 11,113,750,000.00)		Borrowings	16,210,314,824.79
Credit advances (net of allowance for doubtful accounts)	494,039,817,422.68	Bank's liabilities under acceptances	366,510,600.34
Accrued interest receivables	1,294,557,796.46	Other liabilities	13,282,958,222.44
Properties foreclosed	12,403,333,827.73	**Total Liabilities**	**672,792,302,130.76**
Customers' liabilities under acceptances	366,510,600.34	**Shareholders' Equity**	
Premises and equipment, net	21,690,413,939.32	Paid-up share capital	
Other assets	12,335,409,591.28	(registered share capital Baht 70,000,000,000.00)	33,454,982,270.00
		Reserves and net profit after appropriation	29,918,912,332.38
		Other reserves and profit and loss account	18,659,066,999.78
		Total Shareholders' Equity	**82,032,961,602.16**
Total Assets	**754,825,263,732.92**	**Total Liabilities and Shareholders' Equity**	**754,825,263,732.92**
Customers' liabilities under unmatured bills	4,107,001,612.41	Bank's liabilities under unmatured bills	4,107,001,612.41
Total	**758,932,265,345.33**	**Total**	**758,932,265,345.33**

	Baht
Non-Performing Loans As of 31 December 2004 (Quarterly)	73,947,217,000.00
(13.10 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 31 December 2004 (Quarterly)	41,988,471,000.00
Actual allowance for doubtful accounts	61,616,171,217.67
Loans to related parties	8,001,497,593.15
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	7,053,674,720.50
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	85,516,255,396.74
Changes in assets and liabilities this month due to the penalty expenses from violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	3,709,641,420.63
Total liabilities	3,463,108.69
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,647,447,318.41
Letters of credit	9,765,259,647.91

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

www.scb.co.th

The Siam Commercial Bank Public Company Limited
9 Rutchadapisek Road, Jatujak, Bangkok 10900 THAILAND
Investor Relations Division Tel. +66 2 544-4222
E-mail: investor.relations@scb.co.th
Website: www.scb.co.th

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

Date: January 19, 2005

The Siam Commercial Bank PCL announces the unaudited results of operation for year 2004.

The Siam Commercial Bank PCL announces the preliminary results of operation for the year ended December 31, 2004. Net profit was a record high at Baht 18,489 million, an increase of 48.4% from Baht 12,460 million a year earlier, driven by the increase in non-interest income including increases in fee & service income, income from subsidiaries and gains from investment.

Net profit for the fourth quarter of this year was Baht 3,125 million, a slight decrease from Baht 3,637 million in the previous quarter. In this quarter, investment gain of Baht 2,396 million was recorded as well as provision for employee retirement and increase in loan loss provision.

Khunying Jada Wattanasiritham, President & Chief Executive Officer said:

"Net profit for 2004 was the highest in our history. Investment gains increased dramatically in line with our policy to divest non-core businesses including those acquired through debt restructuring. At the same time, core operating performance continues to strengthen. Loan growth was 11.4% and well across all sectors, resulting in wider net interest margin (NIM). The Bank also recorded continuous improvement in fee & service income and income from subsidiaries."

Regarding the increase in loan loss provision in the last quarter of 2004, Khunying Jada said:

"In the fourth quarter of 2004, the Bank set aside provision in accordance with the Bank of Thailand's guideline on past dues of more than 24 months and the Bank has decided not to file lawsuits in selective cases as it is considered to be a better alternative for preservation of shareholder value. Moreover, additional general provision was made in this quarter to expedite the attainment of the target to set general provision at 2% of performing loans. As a result, allowance for doubtful accounts at the end of 2004 was Baht 69,866 million or 87% of NPLs (Baht 80,340 million or 14.0% of total loans) which is adequate to meet any contingencies including impact from Tsunami."

Dr. Vichit Suraphongchai, Chairman of the Executive Committee added that:

"The Bank's policy to be a full-fledged Universal Bank and its drive to build a strong foundation for business growth have enabled the Bank to continue to post outstanding results and solid financial position. The Bank is now ready to continue its growth in 2005 by emphasizing close co-operation with our financial-service subsidiaries. The Bank will also focus on differentiation from other banks through our wide network and a full range of products and services to fully meet customer needs".

Significant items of operating results for the year ended 2004:

1. Net interest and dividend income

Net interest and dividend income improved 8.8% yoy to Baht 20,746 million as interest expenses declined faster than interest income. In the fourth quarter of 2004, the Bank had Baht 5,914 million in net interest and dividend income, an increase of Baht 740 million qoq and Baht 769 million yoy, respectively.

(Million Baht)

	2004	2003	% yoy
Interest and Dividend Income	26,718	27,439	-2.6%
- Loans	21,631	21,400	1.1%
- Interbank and money market	965	1,014	-4.8%
- Investments	4,122	5,025	-18.0%
Interest Expenses	5,972	8,364	-28.6%
Net Interest and Dividend Income	20,746	19,075	8.8%
Net Interest Margin	**2.79%**	**2.67%**	

Interest on loans rose Baht 230 million yoy to Baht 21,631 million, mainly due to loan expansion. Interest and dividend income from investment decreased by Baht 903 million yoy to Baht 4,122 million due to the reduction in the bond investment portfolio.

Interest expenses decreased Baht 2,392 million or 28.6% yoy to Baht 5,972 million as deposit cost declined by Baht 2,079 million from lower interest rates during the first half of last year and the shift from fixed rate deposits to savings deposits as a result of the Bank's proactive strategy on Business Cash Management. In addition, interest from short-term and long-term borrowings declined by Baht 262 million due to the expiration of USD subordinated convertible bond amounting to Baht 3,810 million and JPY subordinated note amounting to Baht 1,851 million in January and November, respectively, as well as the conversion of subordinated convertible bonds (issued in 1998 to domestic investors) amounting to Baht 2,112 million during the year.

Higher interest income and lower cost of fund improved net interest margin (NIM) from 2.67% in the previous year to 2.79% in 2004. In 4Q04, net interest margin widened to 3.11% from 2.71% in the previous quarter from normal loans and special interest income from restructured loans of Baht 450 million. Excluding this extra item, NIM for the quarter would be 2.87%.

2. Non-interest income

Non-interest income for year 2004 was Baht 19,077 million, an increase of Baht 9,780 million yoy . The main driver was investment gain which increased from Baht 205 million to Baht 8,054 million this year in accordance with the Bank's policy to divest non-core businesses.

Besides higher investment gain, fee & service income increased markedly by Baht 1,634 million to Baht 7,775 million or 26.6% yoy on growth in Bancassurance, card business and Business Cash Management. Income from subsidiaries increased by Baht 408 million to Baht 1,403 million, mostly from better performance of securities subsidiaries on the back of the improved stock market and profit sharing from one associated company which the Bank started to recognize this year.

Gain on exchange was Baht 1,487 million, a decline of Baht 419 million compared to a year earlier due to expenses on interest rate contracts. Other income increased by Baht 309 million from gain on disposal of assets and foreclosed properties.

			(Million Baht)
	2004	**2003**	**% yoy**
Fee and service income	7,775	6,142	26.6%
- Acceptances, aval and guarantees	708	669	5.9%
- Others	7,067	5,473	29.1%
Gain on exchange	1,487	1,906	-22.0%
Other income	358	50	623.5%
Total Operating Income	9,621	8,098	18.8%
Gain/loss from investments	8,054	205	3821.8%
Income from equity interest in subsidiaries/associated companies	1,403	995	41.0%
Total Non-Interest Income	19,077	9,298	105.2%

For the fourth quarter of 2004, the Bank recorded Baht 2,396 million in investment gains from the sales of non-core businesses, compared with a loss of Baht 16 million in the previous quarter. Non-interest income in 4Q04 increased to Baht 5,209 million from Baht 2,260 million last quarter.

3. Non-interest expenses

Non-interest expenses in 2004 increased to Baht 16,410 million from Baht 13,512 million a year earlier. Personnel expenses increased by Baht 1,562 million from provision for employee retirement, extra bonus, training costs and higher employees. Premise and equipment expenses increased by Baht 708 million mainly from the branch redesign and network expansion across the country. Other expenses went up mostly on business promotion campaigns.

			(Million Baht)
	2004	**2003**	**% yoy**
Personnel expenses	5,890	4,328	36.1%
Premises and equipment expenses	3,501	2,793	25.4%
Taxes and duties	1,199	1,246	-3.7%
Fee and service expenses	1,629	1,451	12.3%
Directors' remuneration	69	40	74.3%
Contribution to the FIDF	2,459	2,343	4.9%
Loss in diminution in value and reserve for selling expense of foreclosed properties	0	390	-100.0%
Other expenses	1,662	923	80.2%
Total Non-Interest Expenses	16,410	13,512	21.4%
Operating Cost to Income Ratio	**54.0%**	**48.3%**	

For 4Q04, non-interest expenses increased by Baht 1,003 million to Baht 4,882 million, due to increases of Baht 716 million in personnel expenses, Baht 112 million in fee and service expenses, Baht 103 million in other expenses, Baht 40 million in premise and equipment expenses and Baht 34 million in taxes and duties.

Operating cost to income ratio in 2004 rose to 54.0% from 48.3% last year. The ratio for 4Q04 was increased to 57.8% from 50.7% in the previous quarter due mainly to the provision for employee retirement.

4. Loan loss provision

In 4Q04, additional provision was set in accordance with the Bank of Thailand's guideline that requires banks to provide more provision for past dues of more than 24 months against which lawsuits are not filed. This is in line with the Bank's policy for certain NPLs under debt restructuring. In addition, further general provision was set according to the target to have general provision equal to 2% of performing loans. As a result, additional provision in this quarter was Baht 3,100 million or Baht 4,900 million for 2004. As at December 31, 2004, loan loss provision totaled Baht 69,866 million and loan loss coverage ratio was 87.0%.

Balance sheet as at December 31, 2004

1. Loans and Deposits

As at December 31, 2004, total loans outstanding before allowance for doubtful accounts were Baht 563,872 million, an increase of Baht 57,579 million or 11.4% from the end of last year. Compared to previous quarter, total loans declined by Baht 1,258 million or 0.2%.

From end 2003, good loans expanded by Baht 78,267 million or 19.9%. Compared to last quarter, good loans expanded by Baht 4,467 million or 1.0%. Loans under Special Assets Group dropped by Baht 20,688 million or 18.4% from end 2003, Baht 5,724 million of which was reduced during the fourth quarter.

Loan growth was broad-based. Retail loan growth remained robust, up Baht 39,075 million or 33.5% from the end of last year. Corporate loans grew by Baht 20,542 million or 10.4%, while SME loans increased by Baht 18,651 million or 23.5% from end 2003.

(Million Baht)

Loans	Dec 31, 04	Dec 31, 03	% yoy
Good Bank	471,881	393,613	19.9%
- Corporate	218,056	197,514	10.4%
- SME	98,030	79,379	23.5%
- Retail	155,795	116,720	33.5%
Bad Bank	91,992	112,680	-18.4%
Total Loans	563,873	506,293	11.4%

At the end of 2004, deposits stood at Baht 624,718 million, up Baht 17,586 million or 2.9% from end 2003. In the fourth quarter, deposits declined by Baht 23,904 million or 3.7% from the previous quarter.

(Million Baht)

Deposits	Dec 31, 04	Dec 31, 03	% yoy
Demand	27,085	25,760	5.1%
Savings	317,202	278,448	13.9%
Fixed			
- Less than 6 months	196,544	211,106	-6.9%
- 6 months and up to 1 year	17,241	18,951	-9.0%
- Over 1 year	66,648	72,867	-8.5%
Total Deposits	624,718	607,132	2.9%
Gross Loans to Deposits Ratio	**90.3%**	**83.4%**	
Net Loans to Deposits Ratio	**79.1%**	**73.2%**	

Net loans (after loan loss reserve) to deposits ratio improved to 79.1% from 73.2% at end 2003 as loan growth outpaced deposit growth.

2. Investments

Investments totaled Baht 130,769 million, a decline of 11.4% from the end of 2003 or 5.8% from the previous quarter in accordance with the Bank's policy on investment.

(Million Baht)

Investments	Dec 31, 04	Dec 31, 03	% yoy
- Short-term investment-net	30,123	37,815	-20.3%
- Long-term investment-net	81,939	95,526	-14.2%
- Investment in subsidiaries and associated companies-net	18,706	14,258	31.2%
Total Investments-net	130,769	147,600	-11.4%

3. Borrowings

Borrowings decreased by Baht 7,833 million or 32.6% from end 2003 to Baht 16,210 million. The decrease was due to the maturity of USD subordinated convertible bonds amounting to Baht 3,810 million in January, JPY subordinated note amounting to Baht 1,851 million in November and the conversion of Baht 2,112 million in subordinated convertible bonds (issued to domestic investors) into ordinary shares during the year.

4. Shareholders' equity

At December 31, 2004, shareholders' equity stood at Baht 82,035 million, equivalent to book value per share of Baht 24.52 (ordinary and preferred shares at end of December 2004 totaled 3,346 million shares). Shareholders equity rose by Baht 6,511 million from the end of last year. Principal items are listed as follows:

- Baht 18,489 million increase from profits for the year.
- Baht 6,448 million increase from conversion of subordinated convertible bonds and the warrant exercise.
- Baht 13,910 million decrease from smaller surplus on investment revaluation due to sales of investment and decline in stock values in line with market condition
- Baht 4,486 million decrease from dividend payment in April

Total Capital Funds

Total capital funds (tier 1 and tier 2) at December 31, 2004 were Baht 85,569 million or approximately 15.3% of total risk assets, of which about 11.4% or Baht 63,374 million was tier 1 capital (excluding 3Q04 and 4Q04 net profit of Baht 6,761 million).

Non-Performing Loans (NPLs)

As at December 31, 2004, non-performing loans (NPLs) according to the Bank of Thailand's definition were Baht 80,340 million or 14.0%, compared to Baht 89,769 million or 17.5% at the end of 2003.

(Million Baht)

	Dec 31, 04		Dec 31, 03	
	Amount	Allowance for classified loans	Amount	Allowance for classified loans
Classified loans and Allowance for Doubtful Accounts				
Normal	484,262	6,375	416,383	11,965
Special Mention	9,086	72	6,945	54
Substandard	4,711	412	5,404	791
Doubtful	5,476	750	11,260	2,106
Doubtful Loss	70,152	38,680	73,105	31,956
Total	573,688	46,290	513,097	46,872
General and Specific Allowance		23,782		25,208
Total Allowance		70,072		72,080
Non-performing Loans (Substandard and lower)	80,340		89,769	
% of Total Classified Loans	14.0%		17.5%	

Remark: Non-performing Loans (NPLs) are loans classified as substandard and lower, including loans to financial institution but excluding accrued interest receivable and other assets

Ref. : EQI. 480036

Date : January 11 , 2005

Subject : Sale of shares of Siam Medicare Company Limited

To : The President of the Stock Exchange of Thailand

SCB would like to inform the SET that Astrakhan Investment Limited , a subsidiary of SCB, sold 2,450 shares in Siam Medicare Company Limited. The details of which are as follows:

Transaction Date	:	January 6, 2005
Involved Parties	:	Seller – Astrakhan Investment Limited. Buyer – Mrs.Kittima Sriwatanakul
Transaction Assets	:	Common Shares of Siam Medicare Company Limited
Objective	:	To decrease investment
Type of Business	:	Produce and distribute medicine
Registered Capital	:	14.00 Million Baht
Paid up Capital	:	14.00 Million Baht
Par Value	:	1,000.00 Baht per share
Transaction Description	:	Astrakhan Investment Limited, a subsidiary of SCB, sold 2,450 common shares (17.5 percent of paid-up capital) of Siam Medicare Company Limited at 600.00 Baht per share. Total value of the transaction was 1,470,000 Baht.
Percentage of Shares	:	After this transaction, Astrakhan Investment Limited no longer invests in Siam Medicare Company Limited.
Transaction Size	:	0.0045% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

Yours sincerely,

(Mr.Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

- Translation from Thai Text -

BSCC 3-480001 January 5, 2005

President,
The Stock Exchange of Thailand

Re: Conversion of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, and their subsequent listing on May 14, 1999, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

For the December 30, 2004 exercise date, applications for conversion were for 7,637,851 shares, resulting in changes in number of common shares and preferred shares of the Bank as follows:

Preferred Shares		
Initial number of preferred shares issued	2,500,000,000	Shares
Increase in preferred shares resulting from SCB - W exercise	112,115,570	Shares
Number of preferred shares already converted	(961,843,937)	Shares
Conversion per this exercise date (December 30, 2004)	(7,637,851)	Shares
Convertible preferred shares outstanding	1,642,633,782	Shares
Ordinary shares		
Number of ordinary shares outstanding prior to conversion	588,760,073	Shares
Previous conversion from subordinated debentures	144,622,584	Shares
Previous conversion from preferred shares	961,843,937	Shares
Conversion per this exercise date (December 30, 2004)	7,637,851	Shares
Total ordinary shares outstanding	1,702,864,445	Shares
No. of new converted shares held by **foreign** shareholders	3,131,649	Shares
No. of new converted shares held by **local** shareholders	4,506,202	Shares

Please be informed accordingly.

Yours faithfully,
The Siam Commercial Bank PCL

(Siribunchong Uthayophas)
Company Secretary

Ref. : EQI480001

Date : January 4, 2005.

Subject : SCB's divestment in Nawarat Patanakarn PCL.

To The President of the Stock Exchange of Thailand

SCB would like to inform the SET of its divestment in ordinary shares of Nawarat Patanakarn PCL., the debt restructuring plan of which was disclosed to the SET on July 18, 2002. Details of the transaction are as follows;

Transaction Date	:	December 30, 2004
Involved Parties	:	Seller – Siam Commercial Bank PCL Buyer – Mr. Polpat Karnasuta
Transaction Assets	:	Ordinary shares of Nawarat Patanakarn PCL.
Objective	:	To divest according to the Company's debt restructuring plan.
Type of Business	:	Contractor
Registered Capital	:	3,820,782,170.00 Baht
Paid-up Capital	:	1,820,534,990.00 Baht
Par Value	:	10.00 Baht per share
Transaction Description	:	Sell ordinary shares
Number of Shares	:	21,805,807 shares
Price	:	0.36963 Baht per share
Total Value of Transaction	:	8,060,000 Baht
Percentage of Shares	:	After the aforesaid transaction, SCB is no longer a shareholder of the Company.
Transaction Size	:	0.504% of SCB's net assets; therefore, it does not come under SET rule on acquisition or disposal of assets and SET rule on connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

EQ 471624

December 29, 2004

To : The President of the Stock Exchange of Thailand

SCB would like to inform the SET of its investment in ordinary shares of SCB TRAINING CENTRE CO., LTD. as part of the company's debt restructuring plan as follows:

Transaction Date	:	December 28, 2004
Involved Parties	:	Seller – SCB TRAINING CENTRE CO., LTD. Buyer – SCB
Transaction Assets	:	SCB TRAINING CENTRE CO., LTD.'s ordinary shares
Objective	:	To comply with the debt restructuring plan of SCB TRAINING CENTRE CO., LTD.
Type of Business	:	Training centre for SCB's and its subsidiaries' employees
Registered Capital	:	Baht 549 MM. (5,490,000 ordinary shares)
Paid-up Capital	:	Baht 549 MM. (5,490,000 ordinary shares)
Par Value	:	100 Baht per share
Transaction Description	:	Share purchase by conversion of debt into capital.
Number of Shares	:	890,000 shares
Price	:	100 Baht per share
Total Value of Transaction	:	Baht 89,000,000
Percentage of Shares	:	SCB formerly held 4,600,000 ordinary shares of SCB TRAINING CENTRE CO., LTD. being 100% of paid-up capital. Upon the completion of this transaction, SCB holds 5,490,000 ordinary shares of SCB TRAINING CENTRE CO., LTD. , being 100.00% of the company's paid-up capital.
Transaction Size	:	0.29% of SCB's net tangible assets, hence it does not come under the SET rule on acquisition and disposal of assets or the SET rule on connected transaction.

Yours sincerely,

Siam Commercial Bank Public Company Limited

(Mr. Veerathai Santipraphob)

SVP, Head of Equity Investment Division

Equity Investment Division : Tel (02) 544-2301-4

EQ 471625

December 27, 2004

Subject : Submission of the Copy of the Tender Offer for all securities of Siam Panich Leasing PCL. (Form 247-4)

To : The President of the Stock Exchange of Thailand

Reference is made to the Declaration of Intention for Tender offer Form for Securities (Form 247-3) of Siam Panich Leasing PCL. (SPL) which the Siam Commercial Bank PCL. (SCB) filed with the Office of Securities and Exchange Commission (SEC) and sent a copy to The Stock Exchange of Thailand as stated in the prior letter.

SCB hereby presents a copy of its Tender Offer Form for all securities (Form 247-4).

Yours sincerely,

Siam Commercial Bank Public Company Limited

(Mr. Veerathai Santipraphob)

SVP, Head of Equity Investment Division

Tender Offer to Purchase Securities of

Siam Panich Leasing Public Company Limited

(The offer and tender offer period stated herein are final)

Dear Securities Holders:

We, Siam Commercial Bank Public Company Limited ("the Offeror"), hereby offer to purchase the securities of Siam Panich Leasing Public Company Limited ("the Company") as follows:

Part 1

Significant Elements of the Tender Offer

1. **Date of Tender Offer Submission**

   December 27, 2004

2. **Name of the Offeror**

   Siam Commercial Bank Public Company Limited

3. **Name of the Tender Offer Preparer and the Tender Offer Agent**

   SCB Securities Co., Ltd.

4. **Objectives of the Tender Offer**

   The Offeror has directly and indirectly acquired the Company's shares; as of December 22, 2004 its shareholding in the Company reached 27.97% of the total issued shares of the Company. As a result, the Offeror is required to make a tender offer for all the Company's securities in accordance with Notification of the Securities and Exchange Commission No. KorJor.53/2545 Re: Rules, Conditions and Procedures for the Acquisition of Securities for Business Takeovers dated November 18, 2002.

5. Type and Class of the Securities to be Purchased

The Offeror will make a tender offer to purchase all the remaining 154,845,611 ordinary shares from the other shareholders, representing 72.03% of the total issued shares of the Company.

6. Offering Prices

The offering price of the ordinary share is Baht 33.70 (thirty three baht and seventy satang).

The Offerees are subject to a brokerage fee of 0.25 % of the offering prices and value added tax (VAT) of 7% of the brokerage fee. Therefore, the net price received by the offerees will be Baht 33.6099 for each ordinary share. Such offering price is:

[✓] Final offer which may not be changed unless falling within the conditions stated in Clause 8.

[ ] Non-final offer and may be changed by the Offeror.

If the Offeree is a juristic person incorporated under the foreign law and does not carry on business in Thailand, the Offeree will be subject to 15% withholding tax on its capital gain unless it resides in a country which has double tax treaty with Thailand and falls within the exemption (the Offeree has to declare acquisition cost, see Clause 1.2(5) of Part 4 and Attachment A.3 or Attachment C.3, with proper evidence.)

7. Tender Offer Period

The tender offer period will cover 25 business days from December 30, 2004 to February 4, 2005 during 09.00 a.m. to 04.30 p.m. Such tender offer period is:

[✓] Final period which may not be extended unless falling within the conditions stated in Clause 8.

[ ] Not a final period and may be extended by the Offeror

8. Conditions for Change in the Tender Offer

[ ] None

[✓] Conditions for change in the tender offer are as follows:

[✓] The Offeror may reduce the offering price or extend the tender offer period if an event having a material adverse effect on the Company's status or assets occurs during the tender offer period.

[✓] The Offeror may change the offering price or extend the tender offer period to compete with any other person who has submitted a tender offer for securities of the Company during the tender offer period.

9. **Conditions for Cancellation of the Tender Offer**

The Offeror may cancel the tender offer subject to any of the following events:

9.1 Any event or action after the SEC's acceptance of the tender offer application but before the end of the tender offer period, which has or may have a material adverse effect on the Company's status or assets, and where such event or action is not the result of the Offeror's actions or of actions under the responsibility of the Offeror.

9.2 Any action conducted by the Company after the SEC's acceptance of the tender offer application but before the end of the tender offer period, which has caused a material decrease in the value of the Company's ordinary shares (unless in case of any action that has been officially notified in writing to the general public before the start of the tender offer period pursuant to the regulations of the SET or the SEC)

10. **The Period When the Securities Holders May Cancel Their Intention**

The offerees may cancel their acceptance of the tender offer on any business days from December 30, 2004 to January 28, 2005 during 09.00 a.m. to 04.30 p.m. (covering 20 business days).

11. **Allocation of Purchase in Case Tendered Amount is Greater or Smaller than Offered Amount**

All tendered shares will be purchased by the Offeror.

12. Sources of Funds to Finance the Tender Offer

The value of the tender offer to purchase securities is in a total amount of Bt 5,218.3 mn. Sources of fund will come from the Offeror's internal cashflow. Given the size and nature of banking business of the Offeror, this tender offer funding amount will not affect the normal operation of the Offeror. SCB Securities Co., Ltd., as the tender offer preparer, views that the Offeror has sufficient funds for the tender offer.

13. Business Plan After the Business Takeover

13.1 The Company Status

The Offeror shall not delist the shares of the Company from the SET within the 12-month period from the last day of the tender offer period.

13.2 Policies and Plans of Business Operation

The Offeror has no plan to make significant changes to the Company's business plans or policies within 12 months from the end of the tender offer period in terms of the business operations, organization structure, personnel, disposal of core assets and financial structure, and dividend payment policy, unless such changes are made to be in consistent with the business condition and financial position of the Company.

13.3 Connected Transactions

The Offeror had connected transactions with the Company and its subsidiary companies in the amount of Bt 3,445 mn in the balance sheet statement as of September 30, 2004 consisting of Bt 2,000 mn for long-term loans, Bt 1,415 mn for short-term loans, and Bt 30 mn for guarantee of bidding & infrastructure bonds. In addition, there were Bt 95 mn of interest expenses & fee in the profit & loss statement. Loan agreement terms are within the normal business practice of the Offeror.

The Offeror does not have a policy to significantly change these connected transactions. Should the Offeror and the Company engage in any future transactions that are regarded as connected transactions and must comply with the SET's rules and regulations, the Offeror will comply to such rules and regulations.

Remark For more information regarding the form 247-4, you can access the SEC website, www.sec.or.th

Form 247-3

(Sor Jor 6/2546)

(TRANSLATION)

Statement of Intention for Tender Offer

1. Submission date of the Statement of Intention for Tender Offer

December 23, 2004

2. Name of persons making the Statement of Intention for Tender Offer

Siam Commercial Bank Public Company Limited ("SCB")

Tel: 0-2544-2303

Fax: 0-2544-3317

3. Intention to make tender offer for the securities of:

Siam Panich Leasing Public Company Limited ("SPL")

4. Details of securities to be offered:

(X) will make a tender offer for all securities of SPL

(   ) will make a partial tender offer for the securities of SPL according to Chapter 5 of the Notification of the Securities Exchange Commission (the "SEC") No. Kor Jor. 53/2545

Type of securities	Class	Tender Offer Amount (Shares)	% of Securities Tendered compared to		Tender offer price per share	Total Tender Offer Value (Baht)
			Total paid-up securities	Total voting rights		
Ordinary Shares		154,845,611	72.03	72.03	33.70	5,218,297,091
Preferred Shares				-		-
Warrants				-		-
Convertible Debentures				-		-
Others (if any)				-		-
			Total	72.03		5,218,297,091

5. Securities held prior to the making of tender offer and other securities, which will be acquired in the future under any other agreements

(Information as of the date of submission of this statement)

5.1 Ordinary shares

Name	Type of Securities	Number of Securities	% of Shares compared to the total paid-up share of SPL	% of Shares compared to the Total Voting Rights of SPL
I. Person making the statement of intention for tender offer	Ordinary Shares	60,136,561	27.97	27.97
II. Persons in the same group as the person making the statement of Intention for Tender Offer		-		
1.		-		
2.		-		
III. Persons falling under Section 258 of the persons in I and II		-		
1.		-		
2.		-		
IV. Other Agreements		-		
	Total	60,136,561	27.97	27.97

5.2 Convertible securities

Name	Type of Securities	Number of Securities	% of Shares compared to the total paid-up share of SPL	% of Shares compared to the Total Voting Rights of SPL
I. Person making the statement of intention for tender offer		-		
II. Persons in the same group as the person making the statement of Intention for Tender Offer		-		
1.		-		
2.		-		
III. Persons falling under Section 258 of the persons in I and II		-		
1.		-		
2.		-		
IV. Other Agreements		-		
	Total	-		

6. Name of the financial advisor/tender offer preparer

SCB Securities Company Limited

Tel: 0-2686-2000

7. Name of the other advisor

None

8. Expected date to officially submit tender offer

December 27, 2004

9. Summary of contract/agreement/memorandum of understanding entered into by the persons making this statement prior to the submission of this statement for the purposes of buying and selling significant amount of SPL's shares, irrespective of whether such contract/agreement/memorandum of understanding was entered into for the purpose of buying and selling securities in the tender offer:

None

We hereby certify that the above mentioned statement is correct and accurate and that there is no information contained herein that may lead other persons to misunderstanding in any material respect and no concealment is made of any material information.

(Khunying Jada Wattanasiritham)
Siam Commercial Bank Public Company Limited
Person making the Statement of Intention for Tender Offer

We have thoroughly reviewed the information contained herein and hereby certify that the persons making this declaration are capable of making the tender offer as announced to the public and have disclosed complete and correct information.

(M.L. Chayotid Kridakon)
Managing Director

(Mr. Supattanapong Punmeechaow)
Managing Director

SCB Securities Company Limited
Financial Advisor/Tender Offer Preparer

EQI 471619

December 22, 2004

The President of the Stock Exchange of Thailand

SCB would like to inform you of its divestment in Supapirom Co.,Ltd (SUPA) as the company has been dissolved :

Transaction Date	:	December 21, 2004
Transaction Assets	:	Ordinary shares of Supapirom Co.,Ltd
Objective	:	Divestment after the Company has been dissolved.
Type of Business	:	Food center
Registered Capital	:	37,187,400 Baht
Paid up Capital	:	37,187,400 Baht
Par Value	:	100.00 Baht per share
Transaction Description	:	On Dec 21, 2004, The Company repatriated all remaining cash to its shareholders and accordingly SCB received Baht 963,076.55. The company was dissolved on Aug. 30, 2004.
Percentage of Shares	:	After the aforesaid transaction, SCB is no longer a shareholder of the Company.

Yours sincerely,

(Mr. Veerathai Santiprabhob)

SVP, Head of Equity Investment Division

Equity Investment Division

C.B.1.1

Summary Statement of Assets and Liabilities [1/]
As of November 30, 2004

Assets	Baht	Liabilities	Baht
Cash	16,166,851,760.07	Deposits	636,394,799,188.38
Interbank and money market items	57,644,330,027.93	Interbank and money market items	18,638,798,723.46
Securities purchased under resale agreements	20,000,000,000.00	Liabilities payable on demand	3,208,614,160.75
Investments in securities, net	139,106,171,846.01	Securities sold under repurchase agreements	-
(with obligations Baht 11,113,750,000.00)		Borrowings	16,278,627,895.38
Credit advances (net of allowance for doubtful accounts)	493,850,996,797.06	Bank's liabilities under acceptances	328,747,230.48
Accrued interest receivables	1,452,846,232.61	Other liabilities	17,652,738,767.57
Properties foreclosed	11,626,348,042.46	**Total Liabilities**	**692,502,325,966.02**
Customers' liabilities under acceptances	328,747,230.48	**Shareholders' Equity**	
Premises and equipment, net	21,358,646,822.87	Paid-up share capital	
Other assets	15,294,146,993.68	(registered share capital Baht 70,000,000,000.00)	33,454,982,270.00
		Reserves and net profit after appropriation	29,918,914,297.38
		Other reserves and profit and loss account	20,952,863,219.77
		Total Shareholders' Equity	**84,326,759,787.15**
Total Assets	**776,829,085,753.17**	**Total Liabilities and Shareholders' Equity**	**776,829,085,753.17**
Customers' liabilities under unmatured bills	3,840,157,817.29	Bank's liabilities under unmatured bills	3,840,157,817.29
Total	**780,669,243,570.46**	**Total**	**780,669,243,570.46**

	Baht
Non-Performing Loans As of 30 September 2004 (Quarterly)	84,368,374,000.00
(14.67 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 30 September 2004 (Quarterly)	46,981,419,000.00
Actual allowance for doubtful accounts	68,117,301,328.60
Loans to related parties	9,179,327,685.86
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	9,758,499,265.59
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	85,404,306,154.14
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	2,935,161,887.28
Total liabilities	3,036,233.03
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,730,684,996.21
Letters of credit	11,416,193,231.35

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanasiritham)
President and Chief Executive Officer

EQ 471598

December 20, 2004

The President of the Stock Exchange of Thailand

SCB would like to inform SET that SCB has invested in Siam Panich Leasing Public Company Limited ("SPL") through the conversion of warrants into ordinary shares of SPL pursuant to the following details:

Transaction Date	:	December 17, 2004
Transaction Assets	:	SPL's ordinary shares in the amount of 15,549,090 shares.
Objective	:	To exercise warrants into ordinary shares of SPL.
Type of Business	:	Hire-purchase / Leasing / Factoring
Registered Capital	:	Baht 3,470.00 MM.
Paid up Capital	:	Baht 1,992.50 MM.
Par Value	:	10.00 Baht per share
Amount of Exercised Warrants	:	15,549,090 units
Exercise Ratio	:	1 warrant : 1 ordinary share
Exercise Price	:	35.00 Baht : 1 ordinary share
Transaction Description	:	SCB exercised 15,549,090 units of SPL's warrants into 15,549,090 SPL's ordinary shares at the price of 35.00 baht per share.
Total Value of Transaction	:	544,218,150.00 Baht
Percentage of Shareholding	:	Upon the completion of transaction, SCB will hold 60,136,561 ordinary shares of SPL - In case all 63,942,590 units of the warrants are exercised, SCB will hold 22.85% of SPL's 2,631.92 million baht paid-up capital. - In case no other warrants are exercised, SCB will hold the maximum of 28.00% of SPL's 2,147.99 million baht paid-up capital.

Transaction Size : 0.51% of SCB's net tangible assets; hence, it does not fall under the SET's rule on the acquisition and disposal of assets or the connected transaction.

Yours sincerely,

(Mr. Veerathai Santiprabhob)
SVP, Head of Equity Investment Division

Equity Investment Division : Tel (02) 544-2301-4

- TRANSLATION FROM THAI TEXT -

BSS 2-470512 December 7, 2004

President,

The Stock Exchange of Thailand

Re: Conversion date of preferred shares of Siam Commercial Bank into ordinary shares

Dear Sir,

Pursuant to Siam Commercial Bank PCL's issuance in April 1999 of 2,500,000,000 preferred shares, the preferential rights assigned to these shares have a duration period of 10 years commencing May 10, 1999. Holders of the preferred shares are entitled to convert them into ordinary shares of the Bank at a ratio of 1:1 at every 3-month interval namely, March 31, June 30, September 30, and December 31 of each year.

The procedure for the next conversion date on December 30, 2004 is as follows:

Conversion Notice December 16 – 30, 2004

Exercise Date December 30, 2004

Exercise Procedure

(1) Any holder of preferred shares may, within business hours, file a conversion notice with Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(2) Any holder of preferred shares may obtain form of conversion notice at Thailand Securities Depository Company Limited or securities company which is its broker for securities trading.

(3) Documents required to be delivered for conversion are:

1. form of conversion notice as prescribed by the Bank;
2. preferred shares certificate or any replacement thereof (as prescribed by SET); and

/ 3. in case

3. in case of an individual, a copy of personal identification card, alien identification card or passport (as the case may be), all of which have to be certified correct by the owner of such card or passport,

   in case of a corporate entity, a copy of affidavit, certifying its juristic person status issued no more than 1 year prior to the date of filing together with a copy of personal identification card of the director who has authority to sign on behalf of such a corporate entity certified correct by the owner of such card.

Place for Exercise

(1) Thailand Securities Depository Company Limited; or

(2) any securities company which is the broker of such holder of preferred shares for securities trading.

Please be informed accordingly.

Yours faithfully,

The Siam Commercial Bank PCL

(Siribunchong Uthayophas)

Company Secretary

ธนาคารไทยพาณิชย์
SIAM COMMERCIAL BANK

C.B.1.1

Summary Statement of Assets and Liabilities [1/]

As of October 31, 2004

Assets	Baht	Liabilities	Baht
Cash	13,168,310,050.53	Deposits	625,597,622,773.52
Interbank and money market items	59,652,346,762.75	Interbank and money market items	19,039,147,332.17
Securities purchased under resale agreements	16,000,000,000.00	Liabilities payable on demand	2,802,231,149.96
Investments in securities, net	142,696,715,984.08	Securities sold under repurchase agreements	-
(with obligations Baht 9,611,950,000.00)		Borrowings	18,433,020,714.81
Credit advances (net of allowance for doubtful accounts)	490,099,881,576.20	Bank's liabilities under acceptances	436,036,702.92
Accrued interest receivables	1,493,657,558.68	Other liabilities	18,735,397,226.31
Properties foreclosed	11,521,156,464.39	**Total Liabilities**	**685,043,455,899.69**
Customers' liabilities under acceptances	436,036,702.92	**Shareholders' Equity**	
Premises and equipment, net	21,202,037,993.08	Paid-up share capital	
Other assets	11,632,333,336.32	(registered share capital Baht 70,000,000,000.00)	33,454,982,270.00
		Reserves and net profit after appropriation	29,919,228,481.38
		Other reserves and profit and loss account	19,484,809,777.88
		Total Shareholders' Equity	**82,859,020,529.26**
Total Assets	**767,902,476,428.95**	**Total Liabilities and Shareholders' Equity**	**767,902,476,428.95**
Customers' liabilities under unmatured bills	5,060,400,281.31	Bank's liabilities under unmatured bills	5,060,400,281.31
Total	**772,962,876,710.26**	**Total**	**772,962,876,710.26**

	Baht
Non-Performing Loans As of 30 September 2004 (Quarterly)	84,368,374,000.00
(14.67 percents of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss,as of 30 September 2004 (Quarterly)	46,981,419,000.00
Actual allowance for doubtful accounts	68,538,568,658.25
Loans to related parties	9,183,486,981.84
Loans to related asset management companies	Nil
Loans to related parties due to debt restructuring	9,941,080,193.08
Borrowings as part of subordinated debentures cum preferred shares to be	
included in the Tier 1 Capital, permitted by the Bank of Thailand	Nil
Legal capital fund	86,559,674,085.26
Changes in assets and liabilities this month due to the penalty expenses from	
violating the Commercial Banking Act B.E.2505 and amended Act,section	Nil
International Banking Facility's assets and liabilities	
Total assets	3,864,461,916.88
Total liabilities	4,812,484.58
Significant contingent liabilities	
Avals to bills and guarantees of loans	4,189,728,595.93
Letters of credit	12,807,168,032.56

[1/] **This Summary Statement has not been reviewed or audited by Certified Public Accountant**

(Mr. Krieng Wongnongtaey)
Division Head, Financial Reporting & Control Division

(Khunying Jada Wattanairitham)
President and Chief Executive Officer